

EASTGROUP PROPERTIES

2004



12-31-04









David H. Hoster II, President and CEO

"Total average annual returns to EastGroup shareholders have been 22% or greater for each of the past one, three, five and ten year periods. We are pleased with this strong and consistent track record of creating value for our shareholders."



Sunport Center IV, Orlando, Florida


AVERAGE ANNUAL TOTAL
RETURN PERFORMANCE
40
35
30
25
20
15
10
5
0
percentage
1
3
5
10
years

Accomplishments

Total return to shareholders of 25% in 2004 and an average annual total return of 22% or greater for the past three, five and ten year periods.

12th consecutive year of dividend growth and paid 100th consecutive quarterly dividend.

Funds from Operations of $52.6 million or $2.49 per share—an increase of 5.5%.

Property portfolio increased to over 20 million square feet.

World Houston International
Business Center 16,
Houston, Texas



EastGroup Strategy

- Increasing shareholder value through targeted development, recycling of capital and internal growth.
- Submarket driven investments where location sensitive tenants want to be.
- Clustering of multi-tenant, business distribution properties around transportation features.
- Diversification in Sunbelt growth markets.
- Continuing track record of providing attractive total returns to shareholders.



Sunport Center V, Orlando, Florida

EastGroup Profile

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with a special emphasis in the states of California, Florida, Texas and Arizona. The Company's strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 21 million square feet with an additional 521,000 square feet under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994 and 1997, direct placements of common shares in 1997 and 2003 (May and November), a perpetual preferred share underwriting in 1998 (redeemed in 2003), and a direct placement of perpetual preferred shares in 2003 (July). Four public REITs were merged into EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series D preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrD," respectively.

Financial Highlights

		2004	2003	2002
Operations ($ in thousands, for year ended December 31)				
Revenues	$	114,684	107,595	105,034
Net income available to common stockholders	$	20,703	12,748	13,618
Funds from operations	$	52,576	47,145	49,918
Property Portfolio (at year end)				
Real estate properties, at cost	$	887,506	842,577	791,671
Total assets	$	768,664	729,267	703,737
Total debt	$	390,105	338,272	322,300
Stockholders' equity	$	351,806	366,945	356,485
Number of real estate properties		171	167	160
Square feet of real estate properties		20,484,000	19,259,000	18,592,000
Common Share Data				
Net income available to common stockholders per diluted share	$	.98	.70	.84
Funds from operations per diluted share (1)	$	2.49	2.36	2.57
Dividends per share	$	1.92	1.90	1.88
Shares outstanding (in thousands at year end)		21,059	20,854	16,104
Share price (at year end)	$	38.32	32.38	25.50
(in thousands at year end)				
(1) Diluted shares for earnings per share		21,088	18,194	16,237
Convertible preferred stock		–	1,814	3,182
Diluted shares for funds from operations		21,088	20,008	19,419






TOTAL RETURN PERFORMANCE
[Value of $10,000 Invested]
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
EastGroup
NAREIT
S&P
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

PORTFOLIO BY STATE (COST)
by percentage as of 2/28/05


Florida
Texas
California
Arizona
Other

Over 85% of our assets are in the major Sunbelt markets of ou




Properties
Development
Corporate Headquarters
Regional Offices
San Francisco
Fresno
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
Denver
El Paso
San Antonio
Dallas
Houston
Memphis
Jackson
New Orleans
Tampa
Jacksonville
Orlando
Ft. Lauderdale/
Pompano

four core growth states of Florida, Texas, Arizona and California.



Letter to Shareholders

This past year was one in which we focused on the basics. We are pleased with our achievements in annual total returns to shareholders, positive property operating results, an increased development pipeline and new acquisitions in our core markets.

Please read this letter keeping in mind how our accomplishments and progress in 2004 position us for increasing operating earnings in the future. In addition, we remind you of our strategy. We develop, acquire and operate multi-tenant, business distribution facilities for customers who are location sensitive. Our properties are clustered around major transportation features in supply constrained submarkets. Geographically, we invest in the major Sunbelt growth markets of Florida, Texas, Arizona and California.

RESULTS

Funds from operations (FFO) for 2004 were $52.6 million or $2.49 per share compared to $47.1 million or $2.36 per share in 2003, an increase of 5.5%. This improvement was due primarily to higher average occupancy during the year, the incremental growth of our development program and a nonrecurring expense in 2003.

Occupancy of our properties was 93.2% at year-end, an increase of 1.3% over 2003 results. In addition, every quarter in 2004 finished with higher occupancy than the previous year's quarter end results. Our strongest leasing was in our Florida markets, and occupancy in our four core states of Florida, Texas, Arizona and California was 94% at year-end as compared to 88.5% in our non-core markets.

From an internal growth standpoint, we were especially pleased with our continuing achievement in same property operating results (properties owned during both periods of comparison). During 2004, same property results were improved for every quarter, and the fourth quarter represented the sixth consecutive quarter of improvement in this important operating statistic.

We see this trend in positive same property results as a clear confirmation that our investment and operating strategies are working, and we plan to maintain this momentum in 2005.

FINANCIAL STRENGTH

EastGroup's balance sheet continues to be both strong and flexible. At December 31, our debt-to-total market capitalization was 31.7%, and floating rate bank debt was approximately 7% of total capitalization. For 2004, our interest coverage ratio was 3.7 times, and the fixed charge coverage was 3.3 times, both of which were about the same as for 2003. In June, Fitch Ratings reaffirmed our investment grade issuer rating (BBB-).

In September, we closed a $30.3 million, nonrecourse first mortgage loan secured by six properties. The ten-year loan has a fixed interest rate of 5.68% and a 30-year principal amortization schedule.

In December, we renewed our $175 million unsecured revolving credit facility with a number of favorable changes for three years with a group of nine banks. As part of the renewal, the interest rate spread, which is based on the LIBOR index and varies according to debt-to-total asset ratios, was reduced. In addition, the facility can be expanded by $100 million and has a one-year extension at our option. At December 31, the interest rate was 3.37% (LIBOR plus .95%).

This bank debt, which had $86.4 million drawn at year-end, is primarily used to fund our development program and property acquisitions. As market conditions permit, we employ fixed rate, nonrecourse first mortgage debt to replace the short-term bank borrowings as we did in September. We deal directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

During 2005, we plan to obtain $40-50 million of additional fixed rate debt, using the proceeds to reduce variable rate bank line balances. Based on current interest rates, this will, as in past years, be detrimental to earnings in the short-run but should enhance balance sheet stability and flexibility over the longer term.

EastGroup's level of leverage is well below those traditionally seen with real estate investments and below the average leverage of 42% for all equity REITs. EastGroup also has no off-balance sheet debt.

DEVELOPMENT

Our development program has been and will continue to be a major contributor to FFO with increased expectations for 2005. In addition, development provides us the opportunity to add new, state-of-the-art properties to existing clusters of assets in targeted submarkets at a time when it is difficult to purchase quality distribution properties on acceptable economics.

Over the past eight years, EastGroup has developed 53 properties and three expansions with 4.5 million square feet and a total investment of over $220 million including properties currently in lease-up or under construction. All of these development assets are presently being held for investment.

EastGroup is an "infill" site developer. We initiate speculative development in submarkets where we have experience and a successful presence. In addition, a vast majority of our new developments are subsequent phases of multi-building projects. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers. Our properties target customers in the 5,000 to 50,000 square foot range.

During 2004, we transferred seven development properties with 539,000 square feet and a total investment of $29 million into the portfolio. These totals represent a significant increase over the amounts for 2003, which is a trend that we expect to continue in 2005. Of the properties transferred, four are located in Houston and the other three are in Orlando, Tampa and Fort Lauderdale.

Arlon Business Park, San Antonio, Texas



World Houston Current Portfolio

Building	Square Feet
1	84,000
2	74,000
3	57,000
4	58,000
5	51,000
6	69,000
7	91,000
8	75,000
9	155,000
10	107,000
11	129,000
12	59,000
13	51,000
14	77,000
17	66,000
19	66,000
20	62,000
total	1,331,000
In Lease-up	
16	94,000

World Houston International Business Center 17, Houston, Texas





World Houston International Business Center 16, Houston, Texas


1
2
3
4
5
6
7
8
9
10
11
12
13
14
16
17
19
20
WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER
Land held for future development

TEXAS

[27% of EastGroup's Portfolio]





WHAT IS A BUSINESS DISTRIBUTION BUILDING?


Architectural reveal patterns in concrete tilt wall
Entrance canopy for architectural effect
Extensive landscaping


Skylights for interior warehouse illumination
Bullnose canopy over dock doors for weather protection
120' truck court
Personnel doors with cantilevered steps



Recessed office entrances
Extensive glass to enhance office appeal
Two rows of parking to allow for higher office use



Parapet wall to shield equipment on roof
Maximum number of loading doors for increased customer flexibility

EastGroup's property focus is multi-tenant business distribution buildings. This type of industrial building makes up over 75% of our portfolio and represents almost 85% of what we have developed internally.

Because business distribution buildings are extremely flexible and offer an up-scale quality office/warehouse environment, they appeal to a wide range of users, many of whom operate their entire business in their space. In particular, this product works well for the customer in the 5,000 to 50,000 square foot range which is the part of the market where the largest job growth is occurring.



We categorize business distribution buildings to include:

- Building size of 50,000 to 100,000 square feet (typically 60,000 to 70,000 square feet).
- Ceiling clear height of 18 to 24 feet (typically 24 feet).
- Multiple store front entries designed for divisibility.
- Building depth of 200 feet or less (typically 150–175 feet).
- Office build-out of 10–25% (average 20%).
- Dock high (4 foot) loading doors with a small number of drive-in ramps.
- Parking ratio of approximately two spaces per thousand building square feet.





FLORIDA

[27% of EastGroup's Portfolio]



Palm River South, Tampa, Florida



DIVIDENDS

100th Consecutive Quarterly Dividend Paid in 2004

12th Consecutive Year of Dividend Growth

5.6% Average Annual Increase in Dividends Since 1992



Sunport Center, Orlando, Florida



At year-end, our development pipeline consisted of seven properties containing 467,000 square feet with a total projected investment of $29.7 million. Three of the properties were in lease-up and four were under construction. Geographically, they are diversified in three states and five different cities.

In 2004, we acquired 14.6 acres of land for new development in South Florida and the metro Phoenix area.

Since the beginning of this year, we have acquired two parcels of land for future development in separate transactions in Orlando and Tampa totaling 98 acres for a combined price of $6.6 million. The Orlando land is adjacent to our new Southridge development and will allow us to increase the eventual build-out of Southridge by 275,000 square feet to a total of over one million square feet.

In Tampa, the 66-acre Oak Creek land represents all the remaining undeveloped industrial land in the Oak Creek park in which we already own two buildings with 349,000 square feet that are currently 100% leased.

In addition, as part of our purchase of Arion Business Park in San Antonio in January, we acquired 15.5 acres of land which will support approximately 170,000 square feet of new industrial development.

These 2005 purchases increase the land inventory in our development pipeline to 262 acres with a total investment of $24.5 million. This land inventory will support new development activity of approximately three million square feet, an increase of approximately one-third since the beginning of 2004.

In January of this year, two development properties, Sunport V in Orlando and Santan 10 in Chandler, Arizona, were transferred into the portfolio. They have a total of 128,000 square feet and are 100% leased.

Given the continued strong leasing activity we are experiencing at our development properties and the general firming of our development markets, we expect to begin construction of eight new properties over the next six months. They are projected to contain 640,000 square feet with a total investment of approximately $37 million. Depending on leasing success in our multi-phased projects, total development starts for 2005 could reach the $45 million level.

CAPITAL RECYCLING

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development continues to be an important part of our strategy. This

DIVIDEND GROWTH


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$1.01
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
2.0%
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1.0%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Dividend paid for the year
Percentage increase year to year



The construction of a modern concrete tilt-up industrial building takes approximately five months. Following grading and initial site work, the slab is poured. Then, the wall panels are formed on the slab, and the concrete is placed. After curing, the panels are lifted into place and the roof structure is installed. Finally, the concrete is finished and painted while the site work and landscaping are completed.



process allows us to upgrade the quality, location and growth potential of our assets.

Although 2004 was our third year in a row of less recycling than we would have liked, the pace of acquisitions picked up in November and continued into the first quarter of 2005. Our volume of sales has lagged as the direct result of a combination of the vacancy experienced in a number of our assets identified for sale and the lack of desirable acquisition opportunities in our targeted submarkets for the reinvestment of sales proceeds on an attractive basis.

In 2004, we acquired four properties and a 50% interest in a fifth with a combined 833,000 square feet for a total investment of $30.6 million. They are located in West Palm Beach, Dallas, Houston, Los Angeles and San Antonio. Dispositions consisted of three assets with 148,000 square feet for a total of $5.1 million. They are located in Memphis, Pompano Beach and Dallas.

In January 2005, we acquired Arion Business Park in San Antonio for a price of $40 million. Arion is a master-planned business park containing 524,000 square feet in 14 industrial buildings and 15.5 acres of land for the future development of approximately another 170,000 square feet in four buildings. Located near the San Antonio International Airport, this complex is what EastGroup is all about—highly functional and flexible business distribution buildings clustered near major transportation features in an in-fill location.

The Arion acquisition is our second in San Antonio, a market we initially entered last August. We see San Antonio as offering good growth potential while complementing our ownership in our other three Texas markets.

When evaluating potential acquisitions, we ask ourselves whether we can add value to the proposed asset with fresh capital and leasing expertise or if that asset will simply add value to EastGroup through increasing an existing cluster of assets or, ideally, if both objectives can be achieved. We believe that four of our six recent acquisitions met both goals.



Santan 10, Chandler, Arizona



ARIZONA

[10% of EastGroup's Portfolio]





Industry Distribution Center II, City of Industry, California



Chestnut Business Center, City of Industry, California



CALIFORNIA

[21% of EastGroup's Portfolio]

DIVIDENDS

In December, EastGroup paid its 100th consecutive quarterly common stock dividend to shareholders. The total dividend of $1.92 per share represented a 1.1% increase over the dividend per share in 2003, and 2004 was our twelfth consecutive year of dividend growth. During this period, dividends have increased an average of 5.6% per year.

EastGroup is one of only 14 real estate investment trusts that have increased dividends annually for at least ten consecutive years. In paying our 100th consecutive quarterly dividend, we also join an elite group of less than 6% of the existing public REITs that have attained that milestone.

In 2004, our dividend payout ratio of funds from operations was 77% which represented a decrease from last year's level of 81%. With anticipated continuing growth of FFO in 2005, we expect to achieve an additional decline in our payout ratio this year.



Huntwood Associates, Hayward, California

THE FUTURE

Our strategy is simple and straight forward, and it is working. Over the past two years, we have positioned ourselves well for future growth. Property operating results have been positive for six consecutive quarters. Our balance sheet continues to be strong and flexible, our development program has an increasing pipeline, and we have been able to make a number of attractive recent acquisitions. We are a size that allows us to be nimble and to have individual transactions that make a difference. We look forward to 2005 and beyond.

DAVID H. HOSTER II
President and CEO
March 1, 2005



Property	Location	Size			Percentage Leased 2/28/2005	Year Acquired	Cost Before Depreciation 12/31/2004
FLORIDA							
Jacksonville							
Deerwood Distribution Center	Jacksonville, FL	126,000	SF		100%	1989/93	$ 4,238,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000	SF		93%	1994/95	6,949,000
Lake Pointe Business Park (9)	Jacksonville, FL	376,000	SF		99%	1994	13,010,000
Ellis Distribution Center (2)	Jacksonville, FL	337,000	SF		100%	1997	8,534,000
Westside Distribution Center (4)	Jacksonville, FL	537,000	SF		100%	1997	17,015,000
Beach Commerce Center	Jacksonville, FL	46,000	SF	1,583,000	100%	2001	2,817,000
Orlando							
Chancellor Center	Orlando, FL	51,000	SF		100%	1998	2,060,000
Exchange Distribution Center (3)	Orlando, FL	201,000	SF		100%	1994/02	6,554,000
Sunbelt Distribution Center (6)	Orlando, FL	300,000	SF		100%	1989/99	10,406,000
John Young Commerce Center 2)	Orlando, FL	98,000	SF		100%	1999/00	7,234,000
Altamonte Commerce Center (8)	Orlando, FL	186,000	SF		100%	1999/03	8,422,000
Sunport Center (5) (Bldg 5 trsfrd. 1/05)	Orlando, FL	308,000	SF	1,144,000	100%	01/02/04/05	18,760,000
Tampa							
56th Street Commerce Park (7)	Tampa, FL	181,000	SF		99%	1993/97	6,406,000
JetPort Commerce Park (11)	Tampa, FL	285,000	SF		96%	93/94/95/99	10,328,000
Westport Commerce Center (3)	Tampa, FL	140,000	SF		93%	1994	6,537,000
Benjamin Distribution Center (3)	Tampa, FL	123,000	SF		100%	1998/99	7,060,000
Palm River Center (2)	Tampa, FL	144,000	SF		100%	1998	6,580,000
Palm River North (3)	Tampa, FL	212,000	SF		100%	2000/01	12,201,000
Walden Distribution Center (2)	Tampa, FL	212,000	SF		100%	1999/02	8,480,000
Oak Creek Distribution Center (2)	Tampa, FL	349,000	SF		100%	1999/03	12,010,000
Airport Commerce Center (2)	Tampa, FL	108,000	SF		95%	1999	5,775,000
Westlake Distribution Center (2)	Tampa, FL	140,000	SF		100%	2000/01	9,244,000
Expressway Commerce Center (3)	Tampa, FL	175,000	SF	2,069,000	79%	2003/04	10,536,000
Fort Lauderdale/Pompano Beach area							
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000	SF		100%	1996	3,829,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000	SF		100%	1997	3,404,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000	SF		97%	1997	4,772,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000	SF		100%	1998	3,451,000
Executive Airport Distribution Center (2)	Fort Lauderdale, FL	85,000	SF		86%	2004	6,342,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000	SF		100%	1996/00	11,841,000
Blue Heron Distribution Center (4)	West Palm Beach, FL	210,000	SF	862,000	95%	1999/04	11,619,000
		5,658,000	SF	5,658,000			246,414,000
CALIFORNIA							
San Francisco area							
Wiegman Associates (4)	Hayward, CA	262,000	SF		100%	1996	11,856,000
Huntwood Associates (7)	Hayward, CA	514,000	SF		92%	1996	19,822,000
San Clemente Distribution Center	Hayward, CA	81,000	SF		100%	1997	2,897,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000	SF	959,000	0%	1999	7,583,000
Los Angeles area							
Kingsview Industrial Center	Carson, CA	83,000	SF		100%	1996	3,217,000
Dominguez Distribution Center	Carson, CA	262,000	SF		100%	1996	11,153,000
Main Street Distribution Center	Carson, CA	106,000	SF		31%	2000	5,855,000
Walnut Business Center (2)	Fullerton, CA	234,000	SF		61%	1996	8,362,000
Washington Distribution Center	Santa Fe Springs, CA	141,000	SF		100%	1997	6,870,000
Ethan Allen Distribution Center	Chino, CA	300,000	SF		100%	1998	12,813,000
Industry Distribution Center (2)*	City of Industry, CA	881,000	SF		100%	1998/04	32,599,000
Chestnut Business Center	City of Industry, CA	75,000	SF	2,082,000	100%	2000	5,198,000
Santa Barbara							
University Business Center (4)**	Santa Barbara, CA	230,000	SF	230,000	100%	1996	29,372,000
Fresno							
Shaw Commerce Center (5)	Fresno, CA	398,000	SF	398,000	100%	1998	14,842,000
San Diego							
Eastlake Distribution Center	San Diego, CA	191,000	SF	191,000	100%	1997	10,682,000
		3,860,000	SF	3,860,000			183,121,000
TEXAS							
Dallas							
Interstate Warehouses (4)	Dallas, TX	371,000	SF		100%	1988/00/04	14,057,000
Venture Warehouses (2)	Dallas, TX	209,000	SF		55%	1988	6,238,000
Stemmons Circle (3)	Dallas, TX	99,000	SF		100%	1998	2,563,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000	SF		67%	1998	7,078,000
North Stemmons (2)	Dallas, TX	149,000	SF		100%	2001/02	5,029,000
Shady Trail Distribution Center	Dallas, TX	118,000	SF	1,263,000	100%	2003	4,373,000
Houston							
Northwest Point Business Park (4)	Houston, TX	232,000	SF		97%	1994	8,803,000
Lockwood Distribution Center (3)	Houston, TX	392,000	SF		100%	1997	7,031,000
West Loop Distribution Center (2)	Houston, TX	160,000	SF		100%	1997/00	6,405,000
World Houston International Business Center (17)	Houston, TX	1,331,000	SF		93%	1998-04	61,225,000

** EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.*

Property	Location	Size			Percentage Leased 2/28/2005	Year Acquired	Cost Before Depreciation 12/31/2004
Houston (cont'd)							
America Plaza	Houston, TX	121,000	SF		85%	1998	5,440,000
Central Green Distribution Center	Houston, TX	84,000	SF		100%	1999	4,694,000
Glenmont Business Park (2)	Houston, TX	212,000	SF		86%	2000/01	8,143,000
Techway Southwest (2)	Houston, TX	220,000	SF		100%	2002/04	9,855,000
Freeport Tech Center	Houston, TX	188,000	SF		100%	2002	6,742,000
Kirby Business Center	Houston, TX	125,000	SF	3,065,000	100%	2004	3,686,000
El Paso							
Butterfield Trail (9)	El Paso, TX	750,000	SF		91%	1997/00	25,141,000
Rojas Commerce Park (3)	El Paso, TX	172,000	SF		83%	1999	6,039,000
Americas 10 Business Center	El Paso, TX	98,000	SF	1,020,000	100%	2003	4,150,000
San Antonio							
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000	SF		67%	2004	7,692,000
Arion Business Park (14) (Acq. 1/05)	San Antonio, TX	524,000	SF	777,000	91%	2005	37,907,000
		6,125,000	SF	6,125,000			242,291,000
ARIZONA							
Phoenix area							
Broadway Industrial Park (6)	Tempe, AZ	315,000	SF		100%	1996-02	14,443,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000	SF		100%	1999/02	6,557,000
Southpark Distribution Center	Chandler, AZ	70,000	SF		100%	2001	4,226,000
Santan 10 Distribution Center (Trsfd. 1/05)	Chandler, AZ	65,000	SF		100%	2005	3,306,000
Metro Business Park (5)	Phoenix, AZ	189,000	SF		72%	1996	10,899,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000	SF		100%	1997	2,972,000
Estrella Distribution Center	Phoenix, AZ	174,000	SF		100%	1998	5,465,000
51st Avenue Distribution Center	Phoenix, AZ	79,000	SF		100%	1998	2,625,000
East University Distribution Center (2)	Phoenix, AZ	145,000	SF		87%	1998	5,756,000
55th Avenue Distribution Center	Phoenix, AZ	131,000	SF		100%	1998	4,966,000
Interstate Commons Distribution Center (3)	Phoenix, AZ	195,000	SF		92%	1999/01	7,614,000
Airport Commons Distribution Center	Phoenix, AZ	63,000	SF	1,680,000	77%	2003	2,561,000
Tucson							
Chamberlain Distribution Center	Tucson, AZ	154,000	SF		100%	1997/03	5,617,000
Airport Distribution Center	Tucson, AZ	162,000	SF		100%	1998	5,783,000
Southpointe Distribution Center	Tucson, AZ	206,000	SF	522,000	100%	1999	5,736,000
		2,202,000	SF	2,202,000			88,526,000
TENNESSEE							
Memphis							
Senator Street Distribution Center (4)	Memphis, TN	185,000	SF		69%	1997/98	5,436,000
Air Park Distribution Center	Memphis, TN	92,000	SF		65%	1998	2,401,000
Lamar Distribution Center (2)	Memphis, TN	276,000	SF		100%	1998	7,430,000
Delp Distribution Center (2)	Memphis, TN	172,000	SF		30%	1998	4,115,000
Penney Distribution Center	Memphis, TN	106,000	SF		100%	1998	2,433,000
Southeast Crossing (3)	Memphis, TN	348,000	SF		94%	1999	13,554,000
		1,179,000	SF	1,179,000			35,369,000
LOUISIANA							
New Orleans							
Elmwood Business Park (5)	New Orleans, LA	262,000	SF		98%	1997	11,326,000
Riverbend Business Park (3)	New Orleans, LA	591,000	SF		87%	1997	21,601,000
		853,000	SF	853,000			32,927,000
COLORADO							
Denver							
Rampart Distribution Center (4)	Denver, CO	274,000	SF	274,000	95%	89/98/00	15,527,000
OKLAHOMA							
Oklahoma City							
Northpointe Commerce Center	Oklahoma City, OK	58,000	SF	58,000	58%	1998	3,892,000
Tulsa							
Braniff Park West (2)	Tulsa, OK	259,000	SF	259,000	100%	1996	6,963,000
		317,000	SF	317,000			10,855,000
MISSISSIPPI							
Interchange Business Park (3)	Jackson, MS	127,000	SF		91%	1997	6,305,000
Tower Automotive	Madison, MS	210,000	SF		100%	2002	11,132,000
Metro Airport Commerce Center	Jackson, MS	32,000	SF		74%	2003	2,101,000
		369,000	SF	369,000			19,538,000
MICHIGAN							
Auburn Facility	Auburn Hills, MI	114,000	SF	114,000	100%	1998	16,284,000
OTHER PROPERTIES							
LA Corporate Center	Los Angeles, CA	77,000	SF	77,000	100%	1996	7,948,000
Total		**21,028,000**	**SF**				**$ 898,800,000**



OVERVIEW

EastGroup's goal is to maximize shareholder value by being a leading provider of functional, flexible, and high quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, California and Arizona.

The Company primarily generates revenue by leasing space at its real estate properties. As such, EastGroup's greatest challenge is leasing space at competitive market rates. The Company's primary risks are lease expirations, rental decreases and tenant defaults. During 2004, leases on 21.5% of EastGroup's portfolio square footage expired, and the Company was successful in renewing or re-leasing 74% of that total. In addition, EastGroup leased 1,526,000 square feet of other vacant space during the year. Average rental rates on new and renewal leases for 2004 compared to 2003 were essentially unchanged. Bad debt expense for 2004 was $245,000, a decrease of $615,000 from 2003.

EastGroup's total leased percentage increased to 94.4% at December 31, 2004 from 94.0% at December 31, 2003. The expiring leases anticipated for 2005 were 15.5% of the portfolio at December 31, 2004. Since the end of 2004, the Company has experienced positive leasing activity and reduced this percentage to 11.0% as of March 10, 2005. Property net operating income from same properties increased 3.5% for 2004 as compared to 2003. The fourth quarter of 2004 was EastGroup's sixth consecutive quarter of positive same property comparisons.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2004, the Company purchased three parcels of land for development (14.6 acres) and four properties (524,000 square feet) for approximately $24 million. EastGroup also acquired a 50% undivided tenant-in-common interest in another property for $9.2 million. The Company sold three properties and one parcel of land during 2004 for a combined total of approximately $5.3 million. These dispositions represented opportunities to recycle capital into acquisitions and targeted development with greater upside potential. For 2005, the Company has projected $25-30 million in new acquisitions (net of dispositions) and has identified approximately $45 million of development opportunities. In January 2005, EastGroup purchased a $40 million industrial business park, sold a $2.2 million property in February and expects to close on another $7.9 million acquisition later in the first quarter.

EastGroup continues to see targeted development as a major contributor to the Company's growth. The Company mitigates risks associated with development through a Board-approved maximum level of land held for development and adjusting development start dates according to leasing activity. During 2004, the Company transferred seven properties with an aggregate investment of approximately $27.4 million from development to the operating portfolio; these properties were collectively 96.3% leased as of December 31, 2004. In January 2005, two development properties were transferred into the portfolio; both were 100% leased. Also, in January 2005, EastGroup purchased 32 acres adjacent to its Southridge development in Orlando for $1.9 million, which will increase the eventual build-out of Southridge by 275,000 square feet to a total of over one million square feet. In February 2005, the Company acquired 65.8 acres in Tampa for $4.7 million. This represents all the remaining undeveloped industrial land in the Oak Creek Park in which EastGroup currently owns two buildings.

The Company primarily funds its initial acquisition and development programs through a $175 million line of credit (as discussed in Liquidity and Capital Resources below). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. In late September 2004, the Company closed a $30.3 million, nonrecourse first mortgage loan secured by six properties. The note has a fixed interest rate of 5.68%, a ten-year term, and an amortization schedule of 30 years. The proceeds of the note were used to reduce floating rate bank borrowings. The Company has no off-balance sheet arrangements. In mid-2005, the Company plans to obtain $50 million of additional fixed rate debt, using the proceeds to reduce variable rate bank line balances. The Company and the co-owner of the undivided tenant-in-common investment in Industry Distribution Center II plan to secure permanent fixed-rate financing on the investment. Proceeds from the financing will be used to reduce the Company's bank debt and the $6.75 million mortgage loan that the Company made to the co-owner of this property. There can be no assurances that the fixed rate financing will be obtained.

EastGroup has one reportable segment—industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations (FFO), defined as net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America (GAAP)), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on the National Association of Real Estate Investment Trust's (NAREIT's) definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the property's performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs. The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease warehouse space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income, pass-through income and other real estate income including lease termination fees. Property operating expenses are comprised of property taxes, insurance, repair and maintenance expenses, management fees and other operating costs. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recoverable.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents on a comparative basis for the three fiscal years reconciliations of PNOI and FFO Available to Common Stockholders to Net Income.

	2004	*2003*	*2002*
		(In thousands)	
Income from real estate operations	$ **114,051**	106,925	102,272
Operating expenses from real estate operations	**(32,142)**	(31,429)	(29,493)
PROPERTY NET OPERATING INCOME	**81,909**	75,496	72,779
Equity in earnings of unconsolidated investment (before depreciation)	**84**	–	–
Income from discontinued operations (before depreciation and amortization)	**467**	614	368
Gain on involuntary conversion	**154**	–	–
Gain on securities	–	421	1,836
Other income	**410**	249	926
Interest expense	**(20,481)**	(19,015)	(17,387)
General and administrative expense	**(6,711)**	(4,966)	(4,179)
Minority interest in earnings (before depreciation and amortization)	**(633)**	(561)	(545)
Gain on sale of nondepreciable real estate	**1**	6	–
Dividends on Series A preferred shares	–	(2,016)	(3,880)
Dividends on Series D preferred shares	**(2,624)**	(1,305)	–
Costs on redemption of Series A preferred	–	(1,778)	–
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	**52,576**	47,145	49,918
Depreciation and amortization from continuing operations	**(33,288)**	(31,774)	(30,076)
Depreciation from unconsolidated investment	**(15)**	–	–
Depreciation and amortization from discontinued operations	**(163)**	(276)	(293)
Share of joint venture depreciation and amortization	**143**	145	170
Gain on sale of depreciable real estate investments	**1,450**	106	27
Dividends on Series B convertible preferred shares	–	(2,598)	(6,128)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**20,703**	12,748	13,618
Dividends on preferred shares	**2,624**	5,919	10,008
Costs on redemption of Series A preferred	–	1,778	–
NET INCOME	$ **23,327**	20,445	23,626
Net income available to common stockholders per diluted share	$ **.98**	.70	.84
Funds from operations available to common stockholders per diluted share [1]	**2.49**	2.36	2.57
Diluted shares for earnings per share	**21,088**	18,194	16,237
Convertible preferred stock	–	1,814	3,182
[1] Diluted shares for funds from operations	**21,088**	20,008	19,419

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share increased 3.2% for the 4th quarter of 2004 and 5.5% for the year. The Company also experienced an increase in FFO per share for the third quarter of 2004. The second quarter of 2004 was the same as the prior year's second quarter. These results are a key improvement over the previous eight quarters ending March 31, 2004 in which the change was negative (FFO per share decreased). The Company anticipates an increase in FFO for 2005 compared to 2004, primarily due to same property operations and operations resulting from acquisitions and developments.
- Same property net operating income change represents the PNOI increase or decrease for operating properties owned during the entire current period and prior year reporting period. PNOI from same properties increased 6.9% for the fourth quarter and 3.5% for the year. The fourth quarter of 2004 was the sixth consecutive quarter of positive results. The Company is continuing to see improvement which results from increases in occupancy more than offsetting the decrease in rental rates on lease renewals and new leasing. The Company budgeted an increase in PNOI for 2005.
- Occupancy is the percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period. Occupancy at December 31, 2004 was 93.2% and included several seasonal tenant leases. For the prior ten quarters ended September 30, 2004, occupancy ranged from 90% to 92%. Average occupancy is expected to continue to be in this 90-92% range during 2005.
- Rental rate change represents the rental rate increase or decrease on new leases compared to expiring leases on the same space. Rental rate increases on new and renewal leases averaged 1.0% for the fourth quarter of 2004; year-to-year results were essentially unchanged.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the Company's reported operations.

Real Estate Properties

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," the Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheet and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. In the event of impairment, the property's basis would be reduced and the impairment would be recognized as a current period charge in the income statement.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event that the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge in the income statement.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2004, 2003 and 2002 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

EastGroup's assets were $768,664,000 at December 31, 2004, an increase of $39,397,000 from December 31, 2003. Liabilities increased $54,456,000 to $414,974,000 and stockholders' equity decreased $15,139,000 to $351,806,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $53,974,000 during the year ended December 31, 2004. This increase was primarily due to the transfer of seven properties from development with total costs of $27,367,000 and the purchase of four properties for total costs of $19,867,000, as detailed below. Three of the acquired properties are located in the Company's existing core markets and one is in San Antonio, a new market in a core state for EastGroup. The Company views the San Antonio market as having potential for growing EastGroup's ownership to over one million square feet and that the investment there will complement existing operations in Houston, Dallas and El Paso. In January 2005, EastGroup increased its ownership in San Antonio to 777,000 square feet with the purchase of Arion Business Park for $40 million. Arion contains 524,000 square feet in 14 industrial buildings and 15.5 acres of land for the future development of approximately another 170,000 square feet.

Real Estate Properties Acquired in 2004	*Location*	*Size*	*Date Acquired*	*Cost* (1)
		(Square feet)		*(In thousands)*
Blue Heron Distribution Center II	West Palm Beach, FL	100,000	01-15-04	$ 5,607
Kirby Business Center	Houston, TX	125,000	03-17-04	3,683
Interstate Distribution Center IV	Dallas, TX	46,000	07-01-04	2,897
Alamo Downs Distribution Center	San Antonio, TX	253,000	08-10-04	7,680
Total Acquisitions		524,000		$ 19,867

(1) Total cost of the properties acquired was $21,757,000, of which $19,867,000 was allocated to real estate properties as indicated above. In accordance with SFAS No. 141, "Business Combinations," intangibles associated with the purchases of real estate were allocated as follows: $1,883,000 to in-place lease intangibles and $86,000 to above market leases (both included in Other Assets on the consolidated balance sheet) and $79,000 to below market leases (included in Other Liabilities on the consolidated balance sheet). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. The Company paid cash of $19,666,000 for the properties and intangibles acquired, assumed a mortgage of $1,778,000 and recorded a premium of $313,000 to adjust the mortgage loan assumed to fair market value.

Real Estate Properties Transferred from Development in 2004	*Location*	*Size*	*Date Transferred*	*Cost at Transfer*
		(Square feet)		*(In thousands)*
World Houston 19	Houston, TX	66,000	04-30-04	$ 2,629
World Houston 20	Houston, TX	62,000	04-30-04	2,294
World Houston 17	Houston, TX	66,000	05-19-04	2,318
Expressway Commerce Center I	Tampa, FL	103,000	05-31-04	6,261
Executive Airport CC I & III	Fort Lauderdale, FL	85,000	05-31-04	6,067
Sunport Center IV	Orlando, FL	63,000	07-31-04	3,559
Techway Southwest II	Houston, TX	94,000	09-30-04	4,239
Total Developments Transferred		539,000		$ 27,367

In addition to acquisitions and development in 2004, the Company made capital improvements of $10,866,000 on existing and acquired properties (shown by category in the *Capital Expenditures* table under *Results of Operations*). Also, the Company made capital improvements of $2,536,000 on development properties that had transferred to real estate properties; the Company records these expenditures as development costs during the 12-month period following transfer.

Real estate properties decreased $6,320,000 for properties that transferred to real estate held for sale during 2004. Three of these properties were subsequently sold during the year and the remaining property was sold in February 2005.

Development

The investment in development at December 31, 2004 was $39,330,000 compared to $50,037,000 at December 31, 2003. During 2004, the Company incurred costs of $16,660,000 on existing and completed developments and transferred seven properties with a total investment of $27,367,000 to real estate properties.

Total capital investment for development during 2004 was $19,196,000. In addition to the costs incurred for the year as detailed in the table below, development costs included $2,536,000 for improvements on developments during the 12-month period following transfer to real estate properties.

The Company has identified approximately $45 million of development opportunities for 2005. The timing of these potential development starts will depend on specific submarket conditions. All of the projected building starts represent additional phases of existing developments or additions to current clusters of buildings.

	Size	Costs Transferred in 2004	Costs Incurred For the Year Ended 12/31/04	Costs Incurred Cumulative as of 12/31/04	Estimated Total Costs [1]
	(Square feet)	*(In thousands)*			
LEASE-UP					
Santan 10, Chandler, AZ	65,000	$ –	694	3,306	3,800
Palm River South I, Tampa, FL	79,000	979	2,213	3,192	4,300
Sunport Center V, Orlando, FL	63,000	925	2,329	3,254	3,800
Total Lease-up	207,000	1,904	5,236	9,752	11,900
UNDER CONSTRUCTION					
World Houston 16, Houston, TX	94,000	753	2,514	3,267	5,100
Executive Airport CC II, Fort Lauderdale, FL	55,000	1,846	1,125	2,971	4,200
Southridge I, Orlando, FL	41,000	380	464	844	3,900
Southridge V, Orlando, FL	70,000	390	892	1,282	4,600
Total Under Construction	260,000	3,369	4,995	8,364	17,800
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	213,000	–	1,822	2,196	11,400
Tucson, AZ	70,000	–	–	326	3,500
Fort Lauderdale, FL	–	(1,846)	–	–	–
Tampa, FL	80,000	(979)	483	1,457	4,500
Orlando, FL	713,000	(1,695)	1,150	7,166	55,800
West Palm Beach, FL	20,000	–	478	478	2,300
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	683,000	(753)	597	6,566	36,700
Jackson, MS	28,000	–	17	581	1,900
Total Prospective Development	2,058,000	(5,273)	4,547	21,214	125,700
	2,525,000	$ –	14,778	39,330	155,400
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2004					
Sunport Center IV, Orlando, FL	63,000	$ –	477	3,559	
Techway Southwest II, Houston, TX	94,000	–	154	4,239	
Executive Airport CC I & III, Fort Lauderdale, FL	85,000	–	116	6,067	
Expressway Commerce Center I, Tampa, FL	103,000	–	104	6,261	
World Houston 17, Houston, TX	66,000	–	853	2,318	
World Houston 19, Houston, TX	66,000	–	106	2,629	
World Houston 20, Houston, TX	62,000	–	72	2,294	
Total Transferred to Real Estate Properties	539,000	$ –	1,882	27,367	

(1) The information provided above includes forward-looking data based on current construction schedules, the status of lease negotiations with potential tenants and other relevant factors currently available to the Company. There can be no assurance that any of these factors will not change or that any change will not affect the accuracy of such forward-looking data. Among the factors that could affect the accuracy of the forward-looking statements are weather or other natural occurrence, default or other failure of performance by contractors, increases in the price of construction materials or the unavailability of such materials, failure to obtain necessary permits or approvals from government entities, changes in local and/or national economic conditions, increased competition for tenants or other occurrences that could depress rental rates, and other factors not within the control of the Company.

Accumulated depreciation on real estate properties increased $27,728,000 primarily due to depreciation expense of $29,249,000 on real estate properties, offset by accumulated depreciation of $1,368,000 on properties transferred to real estate held for sale as mentioned above.

Real estate held for sale was $2,637,000 at December 31, 2004 and $1,375,000 at December 31, 2003. During 2004, four properties with costs of $6,320,000 were transferred to real estate held for sale; three of these properties were sold during the year. Getwell Distribution Center was sold at the end of June 2004 and reflects the Company's strategy of reducing ownership in Memphis, a noncore market, as market conditions permit. In July, the Company sold Sample 95 Business Park III in Pompano Beach, Florida. The Sample 95 disposition represented an opportunity to recycle capital on a highly favorable basis into investments with greater anticipated upside. In August, Viscount Distribution Center, a 43-year old manufacturing type building in the Brookhollow submarket of Dallas, was sold. In addition, a parcel of land in Tampa was sold during 2004. See Note 2 in the Notes to the Consolidated Financial Statements for a summary of the gains on the sale of these properties. The remaining property, Delp Distribution Center II, was also located in Memphis and sold in February 2005 at a gain.

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The co-owner leases 100% of the space in Industry II. This investment is accounted for under the equity method of accounting and had a carrying value of $9,256,000 at December 31, 2004. In connection with the closing of Industry II, EastGroup advanced a total of $7,550,000 in two separate notes to its co-owner, one for $6,750,000 and one for $800,000. The interest rate on the $6,750,000 note is 6% and the interest rate on the $800,000 note is 9%. The Company and its co-owner plan to secure permanent fixed-rate financing on the investment in Industry Distribution Center II. Proceeds from the financing will be used to reduce the Company's bank debt and the $6,750,000 mortgage loan from the co-owner of this property. There can be no assurances that the fixed rate financing will be obtained. The principal amount of the $800,000 note is due in three equal annual installments beginning in November of 2005. Interest is due monthly on both notes. See Notes 1(a), 3 and 4 in the Notes to the Consolidated Financial Statements for more information related to this investment and mortgage loans receivable.

A summary of the changes in Other Assets is presented in Note 5 in the Notes to the Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $17,952,000 during the year ended December 31, 2004 primarily due to a new $30,300,000, nonrecourse first mortgage loan that has a fixed interest rate of 5.68%, a ten-year term, and an amortization schedule of 30 years. The Company used the proceeds of this note to reduce floating rate bank borrowings. Additionally, the Company assumed a mortgage of $1,778,000 on the acquisition of Blue Heron II and recorded a premium of $313,000 to adjust the mortgage loan assumed to fair market value. This premium is being amortized over the remaining life of the mortgage. These increases were offset by the repayment of three mortgage loans totaling $6,801,000 and regularly scheduled principal payments of $7,615,000. The repaid mortgages had interest rates of 8.5% to 8.875%.

Notes payable to banks increased $33,881,000 as a result of advances of $153,572,000 exceeding repayments of $119,691,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources.*

See Note 8 in the Notes to the Consolidated Financial Statements for a summary of changes in Accounts Payable and Accrued Expenses.

STOCKHOLDERS' EQUITY

Distributions in excess of earnings increased $19,612,000 as a result of dividends on common and preferred stock of $42,939,000 exceeding net income for financial reporting purposes of $23,327,000.

RESULTS OF OPERATIONS

2004 Compared to 2003

Net income available to common stockholders for 2004 was $20,703,000 ($1.00 per basic share and $.98 per diluted share) compared to $12,748,000 ($.72 per basic share and $.70 per diluted share). Diluted earnings per share (EPS) for 2004 included a $.07 per share gain on sale of real estate properties (compared to $.01 in 2003) and a $.01 per share gain on involuntary conversion resulting from insurance proceeds exceeding the net book value of two roofs replaced due to tornado damage. Diluted EPS for 2003 included a $.02 per share gain on securities and a $.10 per share reduction of EPS due to the write-off of the original issuance costs on the Series A Preferred Stock redemption in July 2003. PNOI from continuing operations (including unconsolidated investment) increased by $6,497,000 or 8.6% for 2004 compared to 2003, primarily due to increased average occupancy, which includes new acquisitions and developments. Expense to revenue ratios were 28.2% in 2004 compared to 29.4% in 2003. The Company's percentage leased was 94.4% at December 31, 2004 compared to 94.0% at December 31, 2003. Occupancy at the end of 2004 was 93.2% compared to 92.0% at the end of 2003. PNOI from real estate properties held throughout the full year of 2004 increased $2,588,000, or 3.5% compared to 2003.

As mentioned, in November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II and accounts for this investment under the equity method of accounting. The Company recognized $69,000 of equity in earnings from this unconsolidated investment in 2004 (PNOI of $84,000 included above). EastGroup also earned $65,000 in mortgage loan interest income (included in *Other Revenues* on the consolidated income statement) on the advances that the Company made to the co-owner in connection with the closing of this property. See Notes 1(a), 3 and 4 in the Notes to the Consolidated Financial Statements for more information related to this investment and mortgage loans receivable.

Bank interest expense before amortization of loan costs and capitalized interest was $1,845,000 for 2004, an increase of $194,000 from 2003. The increase for 2004 was due to higher average bank borrowings at higher average interest rates. Average bank borrowings for 2004 were $66,867,000 at 2.76% compared with $65,399,000 at 2.53% for 2003. Interest costs incurred during the development phase of real estate properties are capitalized and offset against interest expense. The interest costs capitalized on real estate properties for 2004 were $1,715,000 compared to $2,077,000 for 2003. Amortization of bank loan costs was $404,000 in 2004 compared to $409,000 in 2003. See Note 6 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties was $19,517,000 for 2004, an increase of $876,000 from 2003. Amortization of mortgage loan costs was $430,000 in 2004 compared to $391,000 in 2003. The increases in 2004 were primarily due to a new $45,500,000 mortgage that the Company obtained in August 2003 and a $30,300,000 new mortgage in September 2004. Mortgage principal payments were $14,416,000 in 2004 and $9,599,000 in 2003. The Company has taken advantage of the lower available interest rates in the market during the past several years and has fixed several new large mortgages at rates deemed by management to be attractive, thereby lowering the weighted average interest rates on mortgage debt. This strategy has also reduced the Company's exposure to changes in variable floating bank rates as the proceeds from the mortgages were used to reduce short-term bank borrowings. See Note 7 in the Notes to the Consolidated Financial Statements for a summary of the Company's mortgage notes payable.

Depreciation and amortization increased $1,514,000 for 2004 compared to 2003. This increase was primarily due to properties acquired and transferred from development during 2003 and 2004.

The increase in general and administrative expenses was $1,745,000 for 2004 compared to 2003. Compensation expense increased by $1,320,000, approximately half of which is due to the Company achieving goals in its incentive plans. The remaining amount is primarily due to increased employee costs for new personnel and salary increases. Accounting and legal costs increased by $463,000, mainly due to costs associated with compliance of the Sarbanes-Oxley Act of 2002.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $2,925,000 in 2004 compared to $2,326,000 in 2003.

Capital Expenditures

Capital expenditures for the years ended December 31, 2004 and 2003 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2004	2003
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **305**	173
Tenant Improvements:			
New Tenants	Lease Life	**4,498**	4,222
New Tenants *(first generation)* [1]	Lease Life	**1,105**	874
Renewal Tenants	Lease Life	**1,569**	2,095
Other:			
Building Improvements	5-40 yrs	**1,445**	960
Roofs	5-15 yrs	**1,645**	2,383
Parking Lots	3-5 yrs	**223**	133
Other	5 yrs	**76**	89
Total capital expenditures		$ **10,866**	10,929

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in Other Assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2004 and 2003 were as follows:

	Estimated Useful Life	*Years Ended December 31,* 2004	2003
		(In thousands)	
Development	Lease Life	$ **656**	919
New Tenants	Lease Life	**1,840**	2,102
New Tenants *(first generation)* [1]	Lease Life	**257**	123
Renewal Tenants	Lease Life	**1,429**	1,166
Total capitalized leasing costs		$ **4,182**	4,310
Amortization of leasing costs [2]		$ **3,392**	3,562

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

During 2004, the Company sold three properties and one parcel of land and recognized total gains of $1,451,000. In 2003, the Company sold one property and one parcel of land and recognized total gains of $112,000. The operations and gains on sale of these properties are recorded under Discontinued Operations in accordance with SFAS No. 144. See Note 2 in the Notes to the Consolidated Financial Statements for a summary of the gains on these properties. In addition, the operations of Delp Distribution Center II are included in both years. Delp II was transferred to "held for sale" in December 2004 and was subsequently sold in February 2005.

2003 Compared to 2002

Net income available to common stockholders for 2003 was $12,748,000 ($.72 per basic share and $.70 per diluted share) compared to $13,618,000 ($.86 per basic share and $.84 per diluted share) in 2002. Diluted EPS for 2003 was $.10 lower in 2003 due to the write-off of the original issuance costs of the Series A Preferred Stock which was redeemed in July 2003. Gains on securities were $.02 per share in 2003 compared with $.11 per share in 2002. There was a positive effect on the EPS calculation in 2003 of $.15 per share due to the conversion of the convertible preferred stock during 2003.

PNOI from continuing operations increased by $2,717,000 or 3.7% for 2003 compared to 2002 primarily due to increased average occupancy. Expense to revenue ratios were 29.4% for 2003 compared to 28.8% in 2002. The Company's percentage leased was 94.0% at December 31, 2003 compared to 93.1% at December 31, 2002. Occupancy at the end of 2003 was 92.0% compared to 92.2% at the end of 2002. PNOI from real estate properties held throughout the full year of 2003 decreased $435,000 or 0.6% compared to 2002.

Bank interest expense before amortization of loan costs and capitalized interest was $1,651,000 for 2003, a decrease of $934,000 from 2002. This decrease was due to lower average bank borrowings and lower average bank interest rates in 2003. Average bank borrowings were $65,399,000 in 2003 compared to $83,039,000 in 2002 with average bank interest rates of 2.53% in 2003 compared to 3.11% in 2002. During 2003, the Company obtained a new $45,500,000 nonrecourse first mortgage loan and used the proceeds to reduce bank borrowings. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The interest costs capitalized on real estate properties for 2003 were $2,077,000 compared to $2,061,000 in 2002. Amortization of bank loan costs was $409,000 in 2003 compared to $407,000 in 2002. See Note 6 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties was $18,641,000 for 2003, an increase of $2,388,000 from 2002. Amortization of mortgage loan costs was $391,000 in 2003 compared to $203,000 in 2002. The increases in 2003 were primarily due to several new mortgages in 2002 and 2003. The Company has taken advantage of the lower available interest rates in the market during the past two years and fixed several new large mortgages at rates deemed by management to be attractive, thereby lowering the weighted average interest rates on mortgage debt from 7.3% in 2002 to 6.9% in 2003. This strategy has also reduced the Company's exposure to changes in variable floating bank rates as the proceeds from the mortgages were used to reduce short-term bank borrowings. See Note 7 in the Notes to the Consolidated Financial Statements for a summary of the Company's mortgage notes payable.

Depreciation and amortization increased $1,698,000 in 2003 compared to 2002. This increase was primarily due to properties acquired and transferred from development during 2002 and 2003.

The increase in general and administrative expenses of $787,000 for 2003 compared to 2002 is primarily due to growth of the Company and increased management bonuses for 2003.

NAREIT has recommended supplemental disclosures concerning straight-line rent, capital expenditures and leasing costs. Straight-lining of rent increased income by $2,326,000 for 2003 compared to $1,953,000 in 2002.

Capital Expenditures

Capital expenditures for the years ended December 31, 2003 and 2002 were as follows:

	Estimated	*Years Ended December 31,*	
	Useful Life	*2003*	*2002*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ 173	61
Major Renovation/Redevelopment	40 yrs	–	53
Tenant Improvements:			
New Tenants	Lease Life	4,222	5,118
New Tenants (*first generation*) [(1)]	Lease Life	874	630
Renewal Tenants	Lease Life	2,095	1,150
Other:			
Building Improvements	5-40 yrs	960	853
Roofs	5-15 yrs	2,383	1,588
Parking Lots	3-5 yrs	133	179
Other	5 yrs	89	54
Total capital expenditures		$ 10,929	9,686

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs are capitalized and included in Other Assets. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for December 31, 2003 and 2002 were as follows:

	Estimated Useful Life	Years Ended December 31, 2003	2002
		(In thousands)	
Development	Lease Life	$ 919	1,290
New Tenants	Lease Life	2,102	1,671
New Tenants (*first generation*) (1)	Lease Life	123	179
Renewal Tenants	Lease Life	1,166	1,431
Total capitalized leasing costs		$ 4,310	4,571
Amortization of leasing costs (2)		$ 3,562	3,319

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

During 2003, the Company sold one property and one parcel of land and recognized total gains of $112,000. In 2002, the Company recognized a gain of $93,000 from the sale of Carpenter Duplex, which is reported in *Income from Continuing Operations* on the consolidated income statement. The Company recognized a loss of $66,000 on the sale of 7th Street Service Center, which is recorded under *Discontinued Operations* in accordance with SFAS No. 144. (SFAS 144 requires that the operations and gain (loss) on disposal for properties classified to the category "held for sale" subsequent to December 31, 2001 be recorded in *Discontinued Operations.*) See Note 2 in the Notes to the Consolidated Financial Statements for a summary of the gains (losses) on these properties. In addition, income from discontinued operations for both 2003 and 2002 includes the operations of the properties that were sold during 2004 and one property that was transferred to "held for sale" in December 2004 and subsequently sold in February 2005.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* In December 2003, the FASB published a revision to Interpretation 46 (46R) to clarify some of the provisions of the original Interpretation and to exempt certain entities from its requirements. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of Interpretation 46R was required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of this Interpretation had no effect on the Company's consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.* This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. Statement 153 amends APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, which was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The Company believes the adoption of this Statement in 2005 will have little or no impact on its overall financial position or results of operation.

The FASB has issued FASB Statement No. 123 (Revised 2004), *Share-Based Payment.* The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. Public entities (other than those filing as small business issuers) will be required to apply Statement 123R as of the first interim or annual reporting period that begins after June 15, 2005. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, 'Accounting for Stock-Based Compensation'," prospectively to all awards granted, modified, or settled after January 1, 2002. The Company has not yet determined the impact of the adoption of SFAS 123R in 2005 on its overall financial position or results of operation.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $57,524,000 for the year ended December 31, 2004. The primary other sources of cash were from bank borrowings, proceeds from a new mortgage note, the sale of real estate properties and proceeds from the exercise of stock options. The Company distributed $39,926,000 in common and $2,624,000 in preferred stock dividends during 2004. Other primary uses of cash were for bank debt repayments, purchases of real estate properties, construction and development of properties, mortgage note payments, capital improvements at various properties and advances on mortgage loans receivable.

Total debt at December 31, 2004 and 2003 is detailed below. The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2004 and 2003.

	December 31, 2004	December 31, 2003
	(In thousands)	
Mortgage notes payable – fixed rate	$ **303,674**	285,722
Bank notes payable – floating rate	**86,431**	52,550
Total debt	$ **390,105**	338,272

The Company had a three-year $175 million unsecured revolving credit facility with a group of ten banks that was due to mature in January 2005 and was refinanced as specified below. The interest rate on the facility was based on the Eurodollar rate. An unused facility fee was also assessed on this loan.

In December 2004, the Company renewed this credit facility and improved the interest spread by 10 basis points as well as many other terms from the previous credit line. The new loan is a three-year, $175 million unsecured revolving credit facility with a group of nine banks that matures in January 2008. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to debt-to-total asset value ratios, with an annual facility fee of 20 basis points. EastGroup's current interest rate is LIBOR plus .95%. The line of credit can be expanded by $100 million and has a one-year extension at EastGroup's option. At December 31, 2004, the interest rate was 3.37% on $81,000,000. The interest rate on each tranche is currently reset on a monthly basis. A $104 million tranche was last reset on February 28, 2005 at 3.62%.

The Company had a one-year $12.5 million unsecured revolving credit facility with PNC Bank, N.A. that matured in December 2004. The Company renewed this credit facility, customarily used for working cash needs, with a new line of credit of $20 million with a maturity date in December 2005. The interest rate on this facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 1.10%. At December 31, 2004, the interest rate was 3.50% on $5,431,000.

As market conditions permit, EastGroup employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. In late September 2004, the Company closed a $30.3 million nonrecourse first mortgage loan secured by six properties. The note has a fixed interest rate of 5.68%, a ten-year term, and an amortization schedule of 30 years. The proceeds of the note were used to reduce floating rate bank borrowings. Based on current interest rates, this will, as in past years, reduce earnings in the short-run but, in management's judgment, is likely to enhance balance sheet stability and flexibility over the longer term.

Contractual Obligations

EastGroup's fixed, noncancelable obligations as of December 31, 2004 were as follows:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(In thousands)		
Fixed Rate Debt Obligations [1]	$ 303,674	24,122	44,974	47,604	186,974
Interest on Fixed Rate Debt	111,733	19,937	34,024	27,726	30,046
Variable Rate Debt Obligations [2]	86,431	5,431	–	81,000	–
Operating Lease Obligations:					
Office Leases	1,675	292	586	548	249
Ground Leases	20,817	679	1,355	1,354	17,429
Development Obligations [3]	5,742	5,742	–	–	–
Tenant Improvements [4]	5,522	5,522	–	–	–
Purchase Obligations [5]	46,639	46,639	–	–	–
Total	$ 582,233	108,364	80,939	158,232	234,698

(1) These amounts are included on the Consolidated Balance Sheet. A portion of this debt is backed by a letter of credit totaling $10,742,000 at December 31, 2004. This letter of credit is renewable annually and expires on January 15, 2011.

(2) The Company's variable rate debt changes depending on the Company's cash needs, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2004, the interest rate was 3.50% on $5,431,000 for the variable rate debt due in December 2005, and the rate for the $81,000,000 debt due in January 2008 was 3.37%. See Note 6 in the Notes to the Consolidated Financial Statements.

(3) Represents commitments on properties under development, except for tenant improvement obligations.

(4) Represents tenant improvement allowance obligations.

(5) At December 31, 2004, EastGroup was under contract to purchase one property and two parcels of land. These acquisitions were completed in January and February 2005 as indicated below.

In January 2005, EastGroup acquired Arion Business Park in San Antonio, Texas for a purchase price of $40,000,000. As part of the acquisition price, EastGroup assumed the outstanding first mortgage balance of $20,500,000. This interest only, nonrecourse mortgage has a fixed rate of 5.99% and matures in December 2006. Arion is a master-planned business park containing 524,000 square feet in 14 industrial buildings and 15.5 acres of land for the future development of approximately 170,000 square feet. This acquisition increases EastGroup's ownership to 777,000 square feet in San Antonio, a market in which the Company entered in August 2004.

In January 2005, the Company purchased 32 acres adjacent to its Southridge development in Orlando for $1,900,000. This additional land is expected to increase the eventual build-out of Southridge warehouses by 275,000 square feet to a total of over one million square feet. In February, the Company acquired 65.8 acres in Tampa for $4,739,000. This purchase represents all the remaining undeveloped industrial land in the Oak Creek Park in which EastGroup currently owns two buildings.

In February 2005, the Company sold Delp Distribution Center II (102,000 square feet) in Memphis, Tennessee for a net sales price of $2,085,000 with a gain of approximately $375,000. The sale of Delp II reflects the Company's strategy of reducing ownership in Memphis, a noncore market, as market conditions permit.

Also, subsequent to December 31, 2004, the Company entered into a contract to purchase a two-building property (181,000 square feet) in Jacksonville, Florida for approximately $7,900,000. This acquisition is expected to close in late March 2005.

The Company anticipates that its current cash balance, operating cash flows, and borrowings under its lines of credit will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) any other normal business activities of the Company, both in the short- and long-term.

INFLATION

In the last five years, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Most of the leases require the tenants to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to five year terms, which may enable the Company to replace existing leases with new leases at a higher base if rents on the existing leases are below the then-existing market rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under Liquidity and Capital Resources. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2005	*2006*	*2007*	*2008*	*2009*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt(1) *(in thousands)*	$ 24,122	22,954	22,020	9,634	37,970	186,974	303,674	325,241(2)
Weighted average interest rate	7.75%	7.60%	7.51%	6.69%	6.76%	6.42%	6.74%	
Variable rate debt *(in thousands)*	5,431	–	–	81,000	–	–	86,431	86,431
Weighted average interest rate	3.50%	–	–	3.37%	–	–	3.38%	

(1) The fixed rate debt shown above includes the Tower Automotive mortgage, which has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%.
(2) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

As the table above incorporates only those exposures that existed as of December 31, 2004, it does not consider those exposures or positions that could arise after that date. The ultimate impact of interest rate fluctuations on the Company will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 34 basis points, interest expense and cash flows would increase or decrease by approximately $292,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,620,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	***Fair Market Value at 12/31/04***	*Fair Market Value at 12/31/03*
	(In thousands)				*(In thousands)*	
Swap	$10,620	12/31/10	1 month LIBOR	4.03%	**$14**	($30)

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar 2004			*Calendar 2003*		
Quarter	***High***	***Low***	***Distributions***	*High*	*Low*	*Distributions*
First	**$36.00**	**32.28**	**$ .480**	$26.12	23.64	$ .475
Second	**35.75**	**27.85**	**.480**	27.65	25.45	.475
Third	**34.99**	**31.58**	**.480**	28.70	26.33	.475
Fourth	**38.65**	**33.05**	**.480**	33.10	27.81	.475
			$1.920			$1.900

As of March 10, 2005, there were approximately 1,100 holders of record of the Company's 21,084,479 outstanding shares of common stock. The Company distributed all of its 2004 and 2003 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2004 and 2003.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2004	*2003*
Common Share Distributions:		
Ordinary Income	**$1.4860**	1.68388
Return of capital	**.4060**	.21612
Long-term 15% capital gain	**.0140**	–
Long-term 25% capital gain	**.0140**	–
Total Common Distributions	**$1.9200**	1.90000

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. The Company has not repurchased any shares since 2000. Under the Plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2004	*2003*	*2002*	*2001*	*2000*
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	**$ 114,051**	106,925	102,272	99,454	92,796
Interest	**121**	22	309	1,041	975
Gain on involuntary conversion	**154**	–	–	–	–
Gain on securities	**–**	421	1,836	2,967	2,154
Equity in earnings of unconsolidated investment	**69**	–	–	–	–
Other	**289**	227	617	727	1,068
	114,684	107,595	105,034	104,189	96,993
Expenses					
Operating expenses from real estate operations	**32,142**	31,429	29,493	25,259	22,015
Interest	**20,481**	19,015	17,387	17,823	18,570
Depreciation and amortization	**33,288**	31,774	30,076	26,689	23,172
General and administrative	**6,711**	4,966	4,179	4,573	5,607
Minority interest in joint ventures	**490**	416	375	350	377
	93,112	87,600	81,510	74,694	69,741
Income before gain on sale of real estate investments	**21,572**	19,995	23,524	29,495	27,252
Gain on sale of real estate investments	**–**	–	93	4,311	8,771
Income from continuing operations	**21,572**	19,995	23,617	33,806	36,023
Discontinued operations					
Income from real estate operations	**304**	338	75	376	489
Gain (loss) on sale of real estate investments	**1,451**	112	(66)	–	–
Income from discontinued operations	**1,755**	450	9	376	489
Net income	**23,327**	20,445	23,626	34,182	36,512
Preferred dividends-Series A	**–**	2,016	3,880	3,880	3,880
Preferred dividends-Series B	**–**	2,598	6,128	6,128	6,128
Preferred dividends-Series D	**2,624**	1,305	–	–	–
Costs on redemption of Series A preferred	**–**	1,778	–	–	–
Net income available to common stockholders	**$ 20,703**	12,748	13,618	24,174	26,504
BASIC PER SHARE DATA					
Income from continuing operations	**$ 0.91**	0.69	0.86	1.52	1.67
Income from discontinued operations	**0.09**	0.03	0.00	0.02	0.03
Net income available to common stockholders	**$ 1.00**	0.72	0.86	1.54	1.70
Weighted average shares outstanding	**20,771**	17,819	15,868	15,697	15,623
DILUTED PER SHARE DATA					
Income from continuing operations	**$ 0.90**	0.68	0.84	1.48	1.65
Income from discontinued operations	**0.08**	0.02	0.00	0.03	0.03
Net income available to common stockholders	**$ 0.98**	0.70	0.84	1.51	1.68
Weighted average shares outstanding	**21,088**	18,194	16,237	16,046	15,798
OTHER PER SHARE DATA					
Book value *(at end of year)*	**$ 15.14**	16.01	15.11	16.19	16.55
Common distributions declared	**1.92**	1.90	1.88	1.80	1.58
Common distributions paid	**1.92**	1.90	1.88	1.80	1.58
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost	**$ 904,312**	842,577	791,684	741,755	703,846
Real estate investments, net of accumulated depreciation	**729,250**	695,643	672,707	649,554	633,726
Total assets	**768,664**	729,267	703,737	684,062	666,414
Mortgage, bond and bank loans payable	**390,105**	338,272	322,300	291,072	270,709
Total liabilities	**414,974**	360,518	345,493	311,613	289,325
Minority interest in joint ventures and operating partnership	**1,884**	1,804	1,759	1,739	1,697
Total stockholders' equity	**351,806**	366,945	356,485	370,710	375,392

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this Form 10-K contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's hopes, expectations, anticipations, intentions, beliefs, budgets, strategies regarding the future, the anticipated performance of development and acquisition properties, capital resources, profitability and portfolio performance. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or nonrenewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to disasters and the costs of insurance to protect from such disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates and the effects to the economy from possible terrorism and related world events, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

ANNUAL CERTIFICATIONS TO NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION

The Company's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) on June 11, 2004, stating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual. Furthermore, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 and applicable SEC regulations have been filed as Exhibits 31(a) and 31(b) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and are included herein on page 54.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2004, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is presented below.

The report of KPMG LLP, the Company's independent registered public accounting firm, on management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting is presented on page 33.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jackson, Mississippi
March 10, 2005

EASTGROUP PROPERTIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2005, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Jackson, Mississippi
March 11, 2005

KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited management's assessment, included in the accompanying *Management Report on Internal Control over Financial Reporting*, that EastGroup Properties, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EastGroup Properties, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005, expressed an unqualified opinion on those consolidated financial statements.

Jackson, Mississippi
March 11, 2005

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ **845,139**	791,165
Development	**39,330**	50,037
	884,469	841,202
Less accumulated depreciation	**(174,662)**	(146,934)
	709,807	694,268
Real estate held for sale	**2,637**	1,375
Unconsolidated investment	**9,256**	–
Mortgage loans receivable	**7,550**	–
Cash	**1,208**	1,786
Other assets	**38,206**	31,838
TOTAL ASSETS	$ **768,664**	729,267
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ **303,674**	285,722
Notes payable to banks	**86,431**	52,550
Accounts payable & accrued expenses	**16,181**	14,266
Other liabilities	**8,688**	7,980
	414,974	360,518
Minority interest in joint venture	**1,884**	1,804
STOCKHOLDERS' EQUITY		
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	**–**	–
Series D 7.95% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,320,000 shares authorized and issued; stated liquidation preference of $33,000	**32,326**	32,326
Common shares; $.0001 par value; 68,080,000 shares authorized; 21,059,164 shares issued and outstanding at December 31, 2004 and 20,853,780 at December 31, 2003	**2**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**–**	–
Additional paid-in capital on common shares	**357,011**	352,549
Distributions in excess of earnings	**(35,207)**	(15,595)
Accumulated other comprehensive income (loss)	**14**	(30)
Unearned compensation	**(2,340)**	(2,307)
	351,806	366,945
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **768,664**	729,267

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2004	2003	2002
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ **114,051**	106,925	102,272
Gain on involuntary conversion	**154**	–	–
Gain on securities	–	421	1,836
Equity in earnings of unconsolidated investment	**69**	–	–
Other	**410**	249	926
	114,684	107,595	105,034
EXPENSES			
Operating expenses from real estate operations	**32,142**	31,429	29,493
Interest	**20,481**	19,015	17,387
Depreciation and amortization	**33,288**	31,774	30,076
General and administrative	**6,711**	4,966	4,179
Minority interest in joint venture	**490**	416	375
	93,112	87,600	81,510
INCOME BEFORE GAIN ON SALE OF REAL ESTATE INVESTMENT	**21,572**	19,995	23,524
Gain on sale of real estate investment	–	–	93
INCOME FROM CONTINUING OPERATIONS	**21,572**	19,995	23,617
DISCONTINUED OPERATIONS			
Income from real estate operations	**304**	338	75
Gain (loss) on sale of real estate investments	**1,451**	112	(66)
INCOME FROM DISCONTINUED OPERATIONS	**1,755**	450	9
NET INCOME	**23,327**	20,445	23,626
Preferred dividends-Series A	–	2,016	3,880
Preferred dividends-Series B	–	2,598	6,128
Preferred dividends-Series D	**2,624**	1,305	–
Costs on redemption of Series A preferred	–	1,778	–
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ **20,703**	12,748	13,618
BASIC PER COMMON SHARE DATA			
Income from continuing operations	$ **0.91**	0.69	0.86
Income from discontinued operations	**0.09**	0.03	0.00
Net income available to common stockholders	$ **1.00**	0.72	0.86
Weighted average shares outstanding	**20,771**	17,819	15,868
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	$ **0.90**	0.68	0.84
Income from discontinued operations	**0.08**	0.02	0.00
Net income available to common stockholders	$ **0.98**	0.70	0.84
Weighted average shares outstanding	**21,088**	18,194	16,237
Dividends declared per common share	$ **1.92**	1.90	1.88

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Unearned Compensation*	*Undistributed Earnings (Distributions in Excess of Earnings)*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
	(In thousands, except for share and per share data)						
BALANCE, DECEMBER 31, 2001	$ 108,535	2	240,197	(2,970)	23,753	1,193	370,710
Comprehensive income							
Net income	–	–	–	–	23,626	–	23,626
Net unrealized change in investment securities	–	–	–	–	–	(838)	(838)
Net unrealized change in cash flow hedge	–	–	–	–	–	(297)	(297)
Total comprehensive income							22,491
Common dividends declared - $1.88 per share	–	–	–	–	(30,262)	–	(30,262)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Stock-based compensation, net of forfeitures	–	–	3,001	189	–	–	3,190
Issuance of 14,305 shares of common stock, dividend reinvestment plan	–	–	364	–	–	–	364
BALANCE, DECEMBER 31, 2002	108,535	2	243,562	(2,781)	7,109	58	356,485
Comprehensive income							
Net income	–	–	–	–	20,445	–	20,445
Net unrealized change in investment securities	–	–	–	–	–	(355)	(355)
Net unrealized change in cash flow hedge	–	–	–	–	–	267	267
Total comprehensive income							20,357
Common dividends declared - $1.90 per share	–	–	–	–	(35,452)	–	(35,452)
Preferred stock dividends declared	–	–	–	–	(5,919)	–	(5,919)
Redemption of 1,725,000 shares of Series A preferred stock	(41,357)	–	–	–	(1,778)	–	(43,135)
Conversion of 2,800,000 shares of cumulative preferred stock into 3,181,920 shares of common stock	(67,178)	–	67,178	–	–	–	–
Issuance of 1,320,000 shares of Series D preferred stock	32,326	–	–	–	–	–	32,326
Issuance of 1,418,887 shares of common stock, common stock offerings	–	–	38,974	–	–	–	38,974
Stock-based compensation, net of forfeitures	–	–	2,473	474	–	–	2,947
Issuance of 12,925 shares of common stock, dividend reinvestment plan	–	–	362	–	–	–	362
BALANCE, DECEMBER 31, 2003	32,326	2	352,549	(2,307)	(15,595)	(30)	366,945
Comprehensive income							
Net income	–	–	–	–	23,327	–	23,327
Net unrealized change in cash flow hedge	–	–	–	–	–	44	44
Total comprehensive income							23,371
Common dividends declared - $1.92 per share	–	–	–	–	(40,315)	–	(40,315)
Preferred stock dividends declared	–	–	–	–	(2,624)	–	(2,624)
Stock-based compensation, net of forfeitures	–	–	4,114	(33)	–	–	4,081
Issuance of 10,247 shares of common stock, dividend reinvestment plan	–	–	357	–	–	–	357
Other	–	–	(9)	–	–	–	(9)
BALANCE, DECEMBER 31, 2004	$ 32,326	2	357,011	(2,340)	(35,207)	14	351,806

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
OPERATING ACTIVITIES			
Net income	**$ 23,327**	20,445	23,626
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in earnings of unconsolidated investment	**(69)**	–	–
Depreciation and amortization from continuing operations	**33,288**	31,774	30,076
Depreciation and amortization from discontinued operations	**163**	276	293
Gain on sale of real estate investments	**–**	–	(93)
(Gain) loss on sale of real estate investments from discontinued operations	**(1,451)**	(112)	66
Gain on involuntary conversion	**(154)**	–	–
Gain on real estate investment trust (REIT) shares	**–**	(421)	(1,836)
Stock-based compensation expense	**1,256**	620	449
Minority interest depreciation and amortization	**(143)**	(145)	(170)
Changes in operating assets and liabilities:			
Accrued income and other assets	**(2,559)**	(1,139)	(139)
Accounts payable, accrued expenses and prepaid rent	**3,866**	(1,000)	1,514
NET CASH PROVIDED BY OPERATING ACTIVITIES	**57,524**	50,298	53,786
INVESTING ACTIVITIES			
Proceeds from sale of real estate investments	**5,340**	841	2,917
Real estate improvements	**(10,866)**	(10,929)	(9,686)
Real estate development	**(19,196)**	(22,238)	(35,600)
Purchases of real estate	**(19,666)**	(19,034)	(13,667)
Purchase of unconsolidated investment	**(9,187)**	–	–
Advances on mortgage loans receivable	**(7,550)**	–	–
Payments on mortgage loans receivable	**–**	13	5,502
Purchases of REIT shares	**–**	–	(1,308)
Proceeds from sale and liquidation of REIT shares	**–**	1,729	7,095
Changes in other assets and other liabilities	**(4,235)**	(4,907)	(2,667)
NET CASH USED IN INVESTING ACTIVITIES	**(65,360)**	(54,525)	(47,414)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**153,572**	175,944	195,586
Repayments on bank borrowings	**(119,691)**	(197,351)	(207,687)
Proceeds from mortgage notes payable	**30,300**	45,500	59,200
Principal payments on mortgage notes payable	**(14,416)**	(9,599)	(15,871)
Debt issuance costs	**(1,436)**	(716)	(1,842)
Distributions paid to stockholders	**(42,550)**	(42,749)	(39,881)
Redemption of Series A preferred stock	**–**	(43,135)	–
Proceeds from Series D preferred stock offering	**–**	32,326	–
Proceeds from common stock offerings	**–**	38,974	–
Proceeds from exercise of stock options	**2,592**	2,539	2,582
Proceeds from dividend reinvestment plan	**357**	362	364
Other	**(1,470)**	2,535	793
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**7,258**	4,630	(6,756)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(578)**	403	(384)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**1,786**	1,383	1,767
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 1,208**	1,786	1,383
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $1,715, $2,077 and $2,061 for 2004, 2003 and 2002, respectively	**$ 19,638**	18,068	16,571
Conversion of cumulative preferred stock into common stock	**–**	67,178	–
Fair value of debt assumed by the Company in the purchase of real estate	**2,091**	1,478	–
Issuance of common stock, incentive compensation, net of forfeitures	**879**	(73)	412

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2004, 2003 AND 2002

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc. (the Company or EastGroup), its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2004, 2003 and 2002, the Company had a controlling interest in one joint venture: the 80% owned University Business Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II (see Note 3). All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2004, 2003 and 2002 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2004, 2003 and 2002.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2004	*2003*	*2002*
Common Share Distributions:			
Ordinary Income	**$ 1.4860**	1.68388	1.8348
Return of capital	**.4060**	.21612	–
Long-term 15% capital gain	**.0140**	–	–
Long-term 20% capital gain	–	–	.0452
Long-term 25% capital gain	**.0140**	–	–
Total Common Distributions	**$ 1.9200**	1.90000	1.8800
Series A Preferred Share Distributions:			
Ordinary Income	$ –	1.08125	2.1960
Long-term 20% capital gain	–	–	.0540
Total Preferred A Distributions	$ –	1.08125	2.2500
Series B Preferred Share Distributions:			
Ordinary Income	$ –	1.64100	2.1355
Long-term 20% capital gain	–	–	.0525
Total Preferred B Distributions	$ –	1.64100	2.1880
Series D Preferred Share Distributions:			
Ordinary Income	**$ 1.9512**	.98830	–
Long-term 15% capital gain	**.0180**	–	–
Long-term 25% capital gain	**.0184**	–	–
Total Preferred D Distributions	**$ 1.9876**	.98830	–

The Company's income differs for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, and (4) real estate properties having a different basis for tax and financial reporting purposes.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis.

Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 66, "Accounting for Sales of Real Estate." Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by the installment method as collections are received.

(d) Real Estate Properties

Geographically, the Company's investments are concentrated in major Sunbelt market areas of the United States, primarily in the states of Florida, Texas, California and Arizona. Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title (not to exceed fair market value in the aggregate) and improvements made subsequent to acquisition. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Depreciation expense for continuing and discontinued operations was $29,249,000, $28,128,000, and $27,050,000 for 2004, 2003 and 2002, respectively.

(e) Capitalized Development Costs

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. As the property becomes occupied, interest, depreciation, property taxes and other costs for the percentage occupied only are expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. When the property becomes classified as an industrial property, the entire property is depreciated accordingly, and all interest and property taxes are expensed.

(f) Asset Impairment

The Company applies SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

(g) Real Estate Held for Sale

Real estate properties that are currently offered for sale or are under contract to sell have been shown separately on the consolidated balance sheets as "real estate held for sale." The Company applies SFAS No. 144, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale.

At December 31, 2003, the Company was offering for sale 11.3 acres in Houston, Texas and Tampa, Florida with a total carrying value of $1,375,000. During 2004, four properties were transferred to "held for sale." Three of these properties and one of the land parcels in Tampa were sold during the year. At December 31, 2004, the Company was offering for sale the Delp Distribution Center II in Memphis, Tennessee with a carrying value of $1,662,000 and 6.87 acres of land in Houston, Texas and Tampa, Florida with a carrying amount of $975,000. No loss is anticipated on the sale of the properties that are held for sale.

In accordance with the guidelines established under SFAS No. 144, operations and gains and losses on sales from the properties placed in the category "held for sale" subsequent to December 31, 2001 have been classified as income from discontinued operations for 2004, 2003 and 2002. No interest expense was allocated to the properties that are held for sale.

(h) Investment in Real Estate Investment Trusts

Marketable equity securities owned by the Company are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. Since the Company did not exercise significant influence over any of its investments in REITs, these investments were accounted for under the cost method. The costs of these investments were adjusted to fair market value with an equity adjustment to account for unrealized gains/losses as indicated above. At December 31, 2004 and 2003, the Company had no investments in marketable equity securities.

(i) Derivative Instruments and Hedging Activities

The Company applies SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in fair value are to be reported either in earnings or outside of earnings depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company has an interest rate swap agreement, which is summarized in Note 6.

(j) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(k) Amortization

Debt origination costs are deferred and amortized using the straight-line method over the term of the loan. Amortization of bank loan costs was $404,000 in 2004, $409,000 in 2003 and $407,000 in 2002.

Leasing costs are deferred and amortized using the straight-line method over the term of the lease. Leasing costs amortization expense for continuing and discontinued operations was $3,392,000, $3,562,000 and $3,319,000 for 2004, 2003 and 2002, respectively. Amortization expense for in-place lease intangibles is disclosed in *Business Combinations and Acquired Intangibles.*

(l) Business Combinations and Acquired Intangibles

Upon acquisition of real estate properties, the Company applies the principles of SFAS No. 141, "Business Combinations," to determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheet and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable. Amortization expense for in-place lease intangibles was $810,000 for 2004, $360,000 for 2003 and none for 2002. Amortization of above and below market leases was immaterial for all periods presented.

Total cost of the properties acquired for 2004 was $21,757,000, of which $19,867,000 was allocated to real estate properties. In accordance with SFAS No. 141, intangibles associated with the purchases of real estate were allocated as follows: $1,883,000 to in-place lease intangibles and $86,000 to above market leases (both included in Other Assets on the balance sheet) and $79,000 to below market leases (included in Other Liabilities on the balance sheet). All of these costs are amortized over the remaining lives of the associated leases in place at the time of acquisition. The Company paid cash of $19,666,000 for the properties and intangibles acquired, assumed a mortgage of $1,778,000 and recorded a premium of $313,000 to adjust the mortgage loan assumed to fair market value.

The Company periodically reviews (at least annually) the recoverability of goodwill and (on a quarterly basis) the recoverability of other intangibles for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2004 and 2003.

(m) Stock-Based Compensation

At the Company's annual meeting in May 2004, the Company's shareholders approved the EastGroup Properties, Inc. 2004 Equity Incentive Plan (the "2004 Plan"), which authorizes the issuance of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock in place of cash compensation. The 2004 Plan replaced the 1994 Plan, also under which employees of the Company were granted stock option awards and other forms of stock-based compensation. No further grants will be made under the 1994 Plan.

Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, 'Accounting for Stock-Based Compensation'," prospectively to all awards granted, modified, or settled after January 1, 2002.

The Company accounts for restricted stock in accordance with SFAS No. 123, and accordingly, compensation expense is recognized over the expected vesting period using the straight-line method. The Company records the fair market value of the restricted stock to additional paid-in capital when the shares are granted and offsets unearned compensation by the same amount. The unearned compensation is amortized over the restricted period into compensation expense. Previously expensed stock-based compensation related to forfeited shares reduces compensation expense during the period in which the shares are forfeited. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends are delivered to the employee as they vest.

In accordance with SFAS No. 123, the following disclosures are required related to stock options. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used for 2003 and 2002, respectively: risk-free interest rates of 3.41% and 3.60%; dividend yields of 11.13% and 11.97%; volatility factors of 18.8% and 19.0%. Expected option lives for employees were five years for 2003 and 2002; for directors, expected option lives were eight years for 2003 and 2002. The weighted average fair value of each option granted for 2003 and 2002 was $.36 and $.35, respectively. No stock options were granted during 2004. Stock-based compensation expense for options was immaterial for 2004, 2003 and 2002 with an immaterial effect to pro forma net income available to common stockholders and no effect to basic or diluted EPS.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	2004	2003	2002
	(In thousands, except per share data)		
Net income available to common stockholders as reported	**$ 20,703**	12,748	13,618
Add: Stock options compensation expense included in reported net income	**1**	8	6
Deduct: Total stock options compensation expense determined under fair value based method for all awards	**(1)**	(13)	(20)
Net income available to common stockholders pro forma	**$ 20,703**	12,743	13,604
Earnings per share:			
Basic – as reported	**$ 1.00**	.72	.86
Basic – pro forma	**1.00**	.72	.86
Diluted – as reported	**.98**	.70	.84
Diluted – pro forma	**.98**	.70	.84

(n) Earnings Per Share

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted EPS. Basic EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by totaling net income available to common stockholders plus dividends on dilutive convertible preferred shares and dividing this numerator by the weighted average number of common shares outstanding plus the dilutive effect of stock options, nonvested restricted stock and convertible preferred stock, had the options or conversions been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period. The dilutive effect of convertible securities was determined using the if-converted method.

(o) Involuntary Conversion

In 2004, the Company recognized a gain on an involuntary conversion of $154,000 resulting from insurance proceeds exceeding the net book value of two roofs replaced due to tornado damage. This transaction was recorded in accordance with the Financial Accounting Standards Board (FASB) Interpretation No. 30, "Accounting for Involuntary Conversion of Nonmonetary Assets to Monetary Assets, an interpretation of APB Opinion No. 29."

(p) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(q) New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* In December 2003, the FASB published a revision to Interpretation 46 (46R) to clarify some of the provisions of the original Interpretation and to exempt certain entities from its requirements. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Under the new guidance, special effective date provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of this revised Interpretation. Otherwise, application of Interpretation 46R was required in financial statements of public entities that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. The adoption of this Interpretation had no effect on the Company's consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29.* This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. Statement 153 amends APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* which was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The Company believes the adoption of this Statement in 2005 will have little or no impact on its overall financial position or results of operation.

The FASB has issued FASB Statement No. 123 (Revised 2004), *Share-Based Payment.* The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. Public entities (other than those filing as small business issuers) will be required to apply Statement 123R as of the first interim or annual reporting period that begins after June 15, 2005. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, 'Accounting for Stock-Based Compensation'," prospectively to all awards granted, modified, or settled after January 1, 2002. The Company has not yet determined the impact of the adoption of SFAS 123R in 2005 on its overall financial position or results of operation.

(r) Reclassifications

Certain reclassifications have been made in the 2003 and 2002 financial statements to conform to the 2004 presentation.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2004 and 2003 were as follows:

	December 31,	
	2004	*2003*
	(In thousands)	
Real estate properties:		
Land	$ **139,857**	132,900
Buildings and building improvements	**595,852**	563,538
Tenant and other improvements	**109,430**	94,727
Development	**39,330**	50,037
	884,469	841,202
Less accumulated depreciation	**(174,662)**	(146,934)
	$ **709,807**	694,268

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2004 were $1,715,000 compared to $2,077,000 for 2003 and $2,061,000 for 2002.

Total capital investment for development during 2004 was $19,196,000. In addition to the costs incurred for the year as detailed in the table below, development costs included $2,536,000 for improvements on developments during the 12-month period following transfer to *Real Estate Properties.*

Development			*Costs Incurred*		
	Size	*Costs Transferred in 2004*	*For the Year Ended 12/31/04*	*Cumulative as of 12/31/04*	*Estimated Total Costs*
	(Unaudited)				*(Unaudited)*
	(Square feet)		*(In thousands)*		
LEASE-UP					
Santan 10, Chandler, AZ	65,000	$ –	694	3,306	3,800
Palm River South I, Tampa, FL	79,000	979	2,213	3,192	4,300
Sunport Center V, Orlando, FL	63,000	925	2,329	3,254	3,800
Total Lease-up	207,000	1,904	5,236	9,752	11,900
UNDER CONSTRUCTION					
World Houston 16, Houston, TX	94,000	753	2,514	3,267	5,100
Executive Airport CC II, Fort Lauderdale, FL	55,000	1,846	1,125	2,971	4,200
Southridge I, Orlando, FL	41,000	380	464	844	3,900
Southridge V, Orlando, FL	70,000	390	892	1,282	4,600
Total Under Construction	260,000	3,369	4,995	8,364	17,800

Development

	Size	Costs Transferred in 2004	Costs Incurred For the Year Ended 12/31/04	Costs Incurred Cumulative as of 12/31/04	Estimated Total Costs
	(Unaudited)				(Unaudited)
	(Square feet)	(In thousands)			
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	213,000	–	1,822	2,196	11,400
Tucson, AZ	70,000	–	–	326	3,500
Fort Lauderdale, FL	–	(1,846)	–	–	–
Tampa, FL	80,000	(979)	483	1,457	4,500
Orlando, FL	713,000	(1,695)	1,150	7,166	55,800
West Palm Beach, FL	20,000	–	478	478	2,300
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	683,000	(753)	597	6,566	36,700
Jackson, MS	28,000	–	17	581	1,900
Total Prospective Development	2,058,000	(5,273)	4,547	21,214	125,700
	2,525,000	$ –	14,778	39,330	155,400
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING THE YEAR ENDED DECEMBER 31, 2004					
Sunport Center IV, Orlando, FL	63,000	$ –	477	3,559	
Techway Southwest II, Houston, TX	94,000	–	154	4,239	
Executive Airport CC I & III, Fort Lauderdale, FL	85,000	–	116	6,067	
Expressway Commerce Center I, Tampa, FL	103,000	–	104	6,261	
World Houston 17, Houston, TX	66,000	–	853	2,318	
World Houston 19, Houston, TX	66,000	–	106	2,629	
World Houston 20, Houston, TX	62,000	–	72	2,294	
Total Transferred to Real Estate Properties	539,000	$ –	1,882	27,367	

At December 31, 2003, the Company was offering for sale 11.3 acres in Houston, Texas and Tampa, Florida with a total carrying value of $1,375,000. During 2004, four properties were transferred to held for sale. Three of these properties and one of the land parcels in Tampa were sold during the year as shown in the following table. At December 31, 2004, the Company was offering for sale the Delp Distribution Center II in Memphis, Tennessee with a carrying value of $1,662,000 and 6.87 acres of land in Houston, Texas and Tampa, Florida with a carrying amount of $975,000. No loss is anticipated on the sale of the properties that are held for sale. The results of operations for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statement. A summary of gains (losses) on real estate investments for the years ended December 31, 2004, 2003 and 2002 follows:

Gains (Losses) on Real Estate Investments

Real Estate Properties	Location	Size	Date Sold	Net Sales Price	Basis	Recognized Gain (Loss)
				(In thousands)		
2004						
Getwell Distribution Center	Memphis, TN	26,000 sf	06/30/04	$ 746	685	61
Sample 95 Business Park III	Pompano Beach, FL	18,000 sf	07/01/04	1,994	711	1,283
Viscount Distribution Center	Dallas, TX	104,000 sf	08/20/04	2,197	2,091	106
Sabal Land (Broadway Parcel)	Tampa, FL	4.43 acres	10/04/04	403	402	1
				$ 5,340	3,889	1,451
2003						
Air Park Distribution Center II	Memphis, TN	17,000 sf	02/14/03	$ 445	339	106
Orlando Central Park Land	Orlando, FL	2.6 acres	07/30/03	396	390	6
				$ 841	729	112
2002						
Carpenter Duplex	Dallas, TX	47,000 sf	02/12/02	$ 1,111	1,018	93
7th Street Service Center	Phoenix, AZ	39,000 sf	09/20/02	1,806	1,872	(66)
				$ 2,917	2,890	27

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for real estate properties by year as of December 31, 2004:

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ended December 31,	*(In thousands)*
2005	$ 85,610
2006	72,771
2007	56,945
2008	39,910
2009	26,943
Thereafter	51,613
Total minimum receipts	$ 333,792

Ground Leases

As of December 31, 2004, the Company owned two properties in Florida, two properties in Texas, one property in Arizona and one property in Mississippi that are subject to ground leases. These leases have terms of 40 to 75 years, expiration dates of August 2031 to November 2076, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically renewed annually. Total lease expenditures for the years ended December 31, 2004, 2003 and 2002 were $679,000, $676,000 and $610,000, respectively. Payments on five of the properties are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2004:

Future Minimum Ground Lease Payments

Years Ended December 31,	*(In thousands)*
2005	$ 679
2006	678
2007	677
2008	677
2009	677
Thereafter	17,429
Total minimum payments	$ 20,817

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant-in-common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased for ten years to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $9,256,000 at December 31, 2004.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the closing of the investment in Industry Distribution Center II, EastGroup advanced a total of $7,550,000 in two separate notes to its co-owner, one for $6,750,000 and one for $800,000. The interest rate on the $6,750,000 note is 6% and the interest rate on the $800,000 note is 9%. Interest is due monthly on both of these notes by the borrower.

The Company and its co-owner plan to secure permanent fixed-rate financing on the investment in Industry Distribution Center II. Proceeds from the financing will be used to reduce the Company's bank debt and the $6,750,000 mortgage loan from the co-owner of this property. There can be no assurances that the fixed rate financing will be obtained. If the $6,750,000 note is not repaid within 180 days of the initial disbursement, the interest rate will be adjusted to 400 basis points above the 10-year U.S. Treasury Note rate on the 181st day and every 90 days thereafter, except that the rate will not exceed 10%. All principal and unpaid interest is payable in full from the co-owner on November 14, 2007.

The principal amount of the $800,000 note is due in three equal annual installments beginning in November of 2005 until maturity on November 14, 2007.

(5) OTHER ASSETS

A summary of the Company's Other Assets follows:

	December 31, 2004	December 31, 2003
	(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	$ **12,003**	11,286
Deferred rent receivable, net of allowance for doubtful accounts	**10,832**	8,029
Accounts receivable, net of allowance for doubtful accounts	**2,316**	2,696
Acquired in-place lease intangibles, net of accumulated amortization	**2,931**	1,857
Goodwill	**990**	990
Prepaid expenses and other assets	**9,134**	6,980
	$ **38,206**	31,838

(6) NOTES PAYABLE TO BANKS

The Company had a three-year $175 million unsecured revolving credit facility with a group of ten banks that was due to mature in January 2005 and was refinanced as specified below. The interest rate on the facility was based on the Eurodollar rate. At December 31, 2003, the interest rate was 2.40% on $32 million and 2.42% on $19 million. An unused facility fee was also assessed on this loan.

In December 2004, the Company renewed this credit facility. The new loan is a three-year, $175 million unsecured revolving credit facility with a group of nine banks that matures in January 2008. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to debt-to-total asset value ratios, with an annual facility fee of 20 basis points. EastGroup's current interest rate is LIBOR plus .95%. The line of credit can be expanded by $100 million and has a one-year extension at EastGroup's option. At December 31, 2004, the interest rate was 3.37% on $81,000,000. The interest rate on each tranche is currently reset on a monthly basis.

The Company had a one-year $12.5 million unsecured revolving credit facility with PNC Bank, N.A. that matured in December 2004. At December 31, 2003, the interest rate was 2.295% on $1,550,000. The Company renewed this credit facility, customarily used for working cash needs, with a new line of credit of $20 million with a maturity date in December 2005. The interest rate on this facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 1.10%. At December 31, 2004, the interest rate was 3.50% on $5,431,000.

Bank loan commitment fees were $44,000 in 2004, $44,000 in 2003 and $43,000 in 2002.

Average bank borrowings were $66,867,000 in 2004 compared to $65,399,000 in 2003 with weighted average interest rates of 2.76% in 2004 compared to 2.53% in 2003. Weighted average interest rates including amortization of loan costs were 3.36% for 2004 and 3.15% for 2003. Amortization of bank loan costs was $404,000 in 2004, $409,000 in 2003 and $407,000 in 2002.

The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2004.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,620,000 Tower Automotive Center recourse mortgage (see Note 7). Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	***Fair Market Value at 12/31/04***	*Fair Market Value at 12/31/03*
	(In thousands)				*(In thousands)*	
Swap	$10,620 [1]	12/31/10	1 month LIBOR	4.03%	**$14**	($30)

(1) This mortgage is backed by a letter of credit totaling $10,742,000 at December 31, 2004. The letter of credit is renewable annually and expires on January 15, 2011.

(7) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	Rate	Monthly P&I Payment	Maturity Date	Carrying Amount Of Securing Real Estate at December 31, 2004	Balance at December 31, 2004	2003
				(In thousands)		
Eastlake Distribution Center *(recourse)*	8.500%	$ 57,115	Repaid 02/04	$ –	–	3,035
Chamberlain Distribution Center	8.750%	21,376	Repaid 07/04	–	–	2,210
56th Street Commerce Park	8.875%	21,816	Repaid 07/04	–	–	1,695
Exchange Distribution Center I	8.375%	21,498	07/01/05	2,701	**1,816**	1,917
Westport Commerce Center	8.000%	28,021	08/01/05	4,594	**2,407**	2,545
Lake Pointe Business Park	8.125%	81,675	10/01/05	8,760	**9,830**	10,004
Jetport Commerce Park	8.125%	33,769	10/01/05	4,536	**2,913**	3,074
Huntwood Associates	7.990%	100,250	08/22/06	15,660	**11,089**	11,393
Wiegman Associates	7.990%	46,269	08/22/06	8,128	**5,118**	5,258
World Houston 1 & 2	7.770%	33,019	04/15/07	5,194	**4,195**	4,262
E. University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	96,974	06/26/07	21,467	**10,945**	11,215
Lamar II Distribution Center	6.900%	16,925	12/01/08	3,004	**1,820**	1,895
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	55,811	**39,222**	40,801
Auburn Facility	8.875%	64,885	09/01/09	13,426	**2,416**	3,049
Tower Automotive Center *(recourse)*(1)	5.300%	Semiannual	01/15/11	10,230	**10,620**	10,880
Interstate I, II & III, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	46,298	**42,388**	43,187
America Plaza, Central Green and World Houston 3-9	7.920%	191,519	05/10/11	27,216	**25,266**	25,551
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	9,757	**6,925**	7,444
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	13,392	**10,715**	10,914
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I and World Houston 12 & 13	6.860%	279,149	09/01/12	44,207	**38,531**	39,212
Broadway V, 35th Avenue, Sunbelt, Freeport, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	46,458	**44,278**	45,262
Kyrene Distribution Center	9.000%	11,246	07/01/14	2,504	**865**	919
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II(2)	5.680%	143,420	10/10/14	32,015	**30,300**	–
Blue Heron Distribution Center II	5.390%	16,167	03/01/20	5,849	**2,015**	–
				$ 381,207	**303,674**	285,722

(1) The Tower Automotive mortgage has a variable interest rate based on the one-month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8-year term. Interest and related fees result in an annual effective interest rate of 5.3%. Semiannual principal payments are made on this note; interest is paid monthly. (See Note 6.) The principal amounts of these payments increase incrementally as the loan approaches maturity.
(2) Interest only is paid on this note until November 2006.

The Company currently intends to repay its debt service obligations, both in the short- and long-term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2004 are as follows:

Year	(In thousands)
2005	$ 24,122
2006	22,954
2007	22,020
2008	9,634
2009	37,970

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's Accounts Payable and Accrued Expenses follows:

	December 31,	
	2004	2003
	(In thousands)	
Property taxes payable	$ 6,689	6,457
Dividends payable	2,355	1,967
Other payables and accrued expenses	7,137	5,842
	$ 16,181	14,266

(9) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2004:

	Years Ended December 31,		
	2004	2003	2002
		Common Shares	
Shares outstanding at beginning of year	**20,853,780**	16,104,356	15,912,060
Conversion of preferred into common stock	–	3,181,920	–
Common stock offerings	–	1,418,887	–
Management incentive stock awarded	–	2,108	6,822
Incentive restricted stock granted	**36,767**	–	19,100
Incentive restricted stock forfeited	**(9,010)**	(6,000)	(9,250)
Stock options exercised	**167,380**	139,584	161,319
Dividend reinvestment plan	**10,247**	12,925	14,305
Shares outstanding at end of year	**21,059,164**	20,853,780	16,104,356

Common Stock Issuances

In May 2003, the Company completed a direct placement offering of 571,429 shares of its common stock at $26.25 per share. The proceeds of the offering were approximately $14,461,000, net of all related expenses. In November 2003, the Company completed a direct placement offering of 847,458 shares of its common stock at $29.50 per share. The proceeds of the offering were approximately $24,513,000, net of all related expenses.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. The Company has not repurchased any shares since 2000. Under the Plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan) designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. Under the Plan, Rights were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998. The Rights will expire at the close of business on December 3, 2008.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

On December 20, 2004, EastGroup amended the Plan to require a committee comprised entirely of independent directors to review and evaluate the Plan to consider whether the maintenance of the Plan continues to be in the interest of the Company, its stockholders and other relevant constituencies of the Company at least every three years.

If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

(10) STOCK-BASED COMPENSATION PLANS

At the Company's annual meeting in May 2004, the Company's shareholders approved the EastGroup Properties, Inc. 2004 Equity Incentive Plan (the "2004 Plan"), which authorizes the issuance of up to 1,900,000 shares of common stock (not including shares granted in the 1994 plan) to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses, and stock in place of cash compensation. The 2004 Plan has replaced the 1994 Plan. Under the 1994 Plan, employees of the Company were granted stock options (50% vested after one year and the other 50% after two years), an annual incentive award and restricted stock awards. No further grants will be made under the 1994 Plan. Outstanding grants under the 1994 Plan will be fulfilled under that Plan. Total shares available for grant were 1,898,945, 543,577, and 164,360 at December 31, 2004, 2003 and 2002, respectively.

The following discussions and tables illustrate the Company's various forms of stock-based compensation. Stock-based compensation expense for these plans collectively was $1,256,000, $620,000 and $449,000 for 2004, 2003 and 2002, respectively. Included in those amounts were costs for 2,108 shares in 2003 and 6,822 shares in 2002 awarded as annual incentives to management.

Restricted Stock

The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends as well as potential stock appreciation. The Company records the fair market value of the restricted stock to additional paid-in capital when the shares are granted and offsets unearned compensation by the same amount. The unearned compensation is amortized over the restricted period into compensation expense. Previously expensed stock-based compensation related to forfeited shares reduces compensation expense during the period in which the shares are forfeited. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends are delivered to the employee as they vest.

In 2000, the Compensation Committee granted restricted stock to all employees. The restricted period for the 2000 grant is 10 years and vesting is 20% at the end of the sixth year through the tenth year.

In 2004, the Compensation Committee granted restricted stock to all non-executive employees. The restricted period for the 2004 non-executive grant is three years and vests 33.33% on January 1, 2005, 2006 and 2007.

Also in 2004, the Compensation Committee granted restricted stock to executive management. The restricted stock period is three years and vests 33.33% on January 1, 2004, 2005 and 2006.

Following is a summary of the total restricted shares granted, forfeited and delivered to officers and employees with related weighted average share prices for 2004, 2003 and 2002:

Restricted Stock Activity:	Years Ended December 31, 2004		2003		2002	
	Shares	*Weighted Average Share Price*	*Shares*	*Weighted Average Share Price*	*Shares*	*Weighted Average Share Price*
Nonvested at beginning of year	**183,100**	**$ 21.006**	189,100	$ 21.010	179,250	$ 20.714
Granted	**36,767**	**30.593**	–	–	19,100	23.522
Forfeited	**(9,010)**	**27.308**	(6,000)	21.096	(9,250)	20.499
Vested	**(6,509)**	**27.300**	–	–	–	–
Nonvested at end of year	**204,348**	**22.249**	183,100	21.006	189,100	21.010

Officers and Employees Stock Options

Stock Option Activity:	Years Ended December 31, 2004		2003		2002	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**432,370**	**$ 18.394**	567,704	$ 18.503	698,423	$ 17.921
Granted	**–**	**–**	–	–	11,350	24.651
Exercised	**(145,630)**	**15.578**	(134,334)	18.802	(138,069)	15.966
Expired	**–**	**–**	(1,000)	25.095	(4,000)	22.078
Outstanding at end of year	**286,740**	**19.853**	432,370	18.394	567,704	18.503
Exercisable at end of year	**286,740**	**$ 19.853**	427,695	$ 18.325	544,104	$ 18.287

Officer and employee outstanding stock options at December 31, 2004, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*
$ 14.580-19.000	87,319	1.846 years	$ 16.383
20.000-22.780	188,671	3.799 years	21.234
23.050-26.350	10,750	7.016 years	23.814

(11) DIRECTORS STOCK OPTION PLAN

At the Company's annual meeting in June 2000, the Company's shareholders approved the 2000 Directors Stock Option Plan (the "2000 Plan"), which authorizes the issuance of up to 150,000 shares of common stock (not including shares granted in the 1994 plan, as amended) upon exercise of any options. The 2000 Plan replaced the 1994 Plan. Options granted to directors vest 100% at the grant date. Under the Directors plan, each Non-Employee Director is granted an initial 7,500 options. Through the year 2003, 2,250 additional options were granted on the date of any Annual Meeting at which the Director was reelected to the Board. In lieu of option grants in 2004, cash awards totaling $34,000 were paid to the Non-Employee Directors.

Stock Option Activity:	Years Ended December 31, 2004		2003		2002	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**113,250**	**$ 20.726**	107,250	$ 19.354	109,500	$ 17.744
Granted	**–**	**–**	13,500	26.600	21,000	24.331
Exercised	**(21,750)**	**14.872**	(7,500)	11.670	(23,250)	16.273
Expired	**–**	**–**	–	–	–	–
Outstanding at end of year	**91,500**	**22.118**	113,250	20.726	107,250	19.354
Exercisable at end of year	**91,500**	**$ 22.118**	113,250	$ 20.726	107,250	$ 19.354
Available for grant at end of year	**88,500**	**–**	88,500	–	102,000	–

Director outstanding stock options at December 31, 2004, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*
$ 12.670-14.580	4,500	.938 years	$ 13.625
19.375-21.750	52,500	4.536 years	20.807
24.020-26.600	34,500	7.753 years	25.219

(12) PREFERRED STOCK

Series A 9.00% Cumulative Redeemable Preferred Stock

In June 1998, EastGroup sold 1,725,000 shares of Series A 9.00% Cumulative Redeemable Preferred Stock at $25.00 per share in a public offering. The preferred stock was redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after June 19, 2003. The preferred stock had no stated maturity, sinking fund or mandatory redemption and was not convertible into any other securities of the Company.

On July 7, 2003, the Company redeemed all of the outstanding Series A Preferred Stock. The redemption price of these shares (excluding accrued dividends) was $43,125,000. The original issuance costs of $1,768,000 related to Series A in 1998 were recorded as a preferred issuance cost and treated in a manner similar to a preferred dividend in the third quarter of 2003. The redemption cost was funded with the proceeds from the Company's common offering in May 2003 and the 7.95% Series D Cumulative Redeemable Preferred Stock offering in earlier July 2003.

The Company declared dividends of $1.08125 per share of Series A Preferred for 2003 and $2.25 per share for 2002.

Series B 8.75% Cumulative Convertible Preferred Stock

In December 1998 and September 1999, EastGroup sold $10,000,000 and $60,000,000, respectively, of Series B 8.75% Cumulative Convertible Preferred Stock at a net price of $24.50 per share to Five Arrows Realty Securities II, L.L.C. (Five Arrows), an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group. The Series B Preferred Stock, which was convertible into common stock at a conversion price of $22.00 per share (3,181,920 common shares), was entitled to quarterly dividends in arrears equal to the greater of $0.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock was convertible. In connection with this offering, EastGroup entered into certain related agreements with Five Arrows, providing, among other things, for certain registration rights with respect to the Series B Preferred Stock. Also, the preferred stock was not redeemable by the Company at its option prior to the fifth anniversary of the original date of issuance of the Series B Preferred Stock, after which it was redeemable at various redemption prices at certain dates and under certain circumstances.

During 2003, all of the 2,800,000 shares of the Series B Preferred Stock were converted into 3,181,920 common shares. Five Arrows began converting the shares in April 2003 and completed the conversion in November 2003. Since it was the policy of Five Arrows to not hold common stock, the common shares were sold in the market throughout the year with the final shares being sold on December 15, 2003.

The Company declared dividends of $1.641 per share of Series B Preferred for 2003 and $2.188 per share for 2002.

Series D 7.95% Cumulative Redeemable Preferred Stock

In July 2003, EastGroup sold 1,320,000 shares of 7.95% Series D Cumulative Redeemable Preferred Stock at $25.00 per share in a direct placement. The preferred stock is redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after July 2, 2008. The preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $1.9876 per share for Series D Preferred for 2004 and $.9883 per share for 2003.

(13) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from nonowner sources. The components of accumulated other comprehensive income (loss) for 2004, 2003 and 2002 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2004	*2003*	*2002*
		(In thousands)	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):			
Balance at beginning of year	**$ (30)**	58	1,193
Unrealized holding gains on REIT securities during the year	**–**	66	998
Less reclassification adjustment for gains on REIT securities included in net income	**–**	(421)	(1,836)
Change in fair value of interest rate swap	**44**	267	(297)
Balance at end of year	**$ 14**	(30)	58

(14) EARNINGS PER SHARE

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2004	2003	2002
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator-net income available to common stockholders	$ 20,703	12,748	13,618
Denominator-weighted average shares outstanding	20,771	17,819	15,868
DILUTED EPS COMPUTATION			
Numerator-net income available to common stockholders	$ 20,703	12,748	13,618
Denominator:			
Weighted average shares outstanding	20,771	17,819	15,868
Common stock options	193	189	182
Nonvested restricted stock	124	186	187
Total Shares	21,088	18,194	16,237

The Company's Series B Preferred Stock, which was convertible into common stock at a conversion price of $22.00 per share, was not included in the computation of diluted earnings per share for 2003 and 2002 due to its antidilutive effect. All of the Series B Preferred Stock was converted into common stock during 2003.

(15) QUARTERLY RESULTS OF OPERATIONS - UNAUDITED

	2004 Quarter Ended				2003 Quarter Ended			
	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	$ 27,448	28,037	29,361	29,838	26,643	26,459	27,150	27,343
Expenses	(22,530)	(22,922)	(23,406)	(24,254)	(21,560)	(21,292)	(22,085)	(22,663)
Income from continuing operations	4,918	5,115	5,955	5,584	5,083	5,167	5,065	4,680
Income from discontinued operations	94	166	1,454	41	181	92	98	79
Net income	5,012	5,281	7,409	5,625	5,264	5,259	5,163	4,759
Preferred dividends	(656)	(656)	(656)	(656)	(2,502)	(1,736)	(1,025)	(656)
Costs on redemption of Series A preferred	–	–	–	–	–	–	(1,778)	–
Net income available to common stockholders	$ 4,356	4,625	6,753	4,969	2,762	3,523	2,360	4,103
BASIC PER SHARE DATA								
Net income available to common stockholders	$ 0.21	0.22	0.32	0.24	0.17	0.21	0.13	0.21
Weighted average shares outstanding	20,687	20,745	20,804	20,845	15,924	16,864	18,451	19,986
DILUTED PER SHARE DATA								
Net income available to common stockholders	$ 0.21	0.22	0.32	0.23	0.17	0.20	0.13	0.20
Weighted average shares outstanding	21,114	21,142	21,179	21,157	16,282	17,225	18,818	20,608

The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share.

The Series B Preferred Stock, which was convertible into common stock, was included in the computation of diluted earnings per share for the quarter ended December 31, 2003 due to its dilutive effect in such quarter.

(16) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $332,000, $273,000 and $251,000 for 2004, 2003 and 2002, respectively.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2004		2003	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
	(In thousands)			
Financial Assets				
Mortgage loans receivable	**$ 7,550**	**7,550**	–	–
Cash and cash equivalents	**1,208**	**1,208**	1,786	1,786
Interest rate swap	**14**	**14**	–	–
Financial Liabilities				
Mortgage notes payable	**303,674**	**325,241**	285,722	304,317
Notes payable to banks	**86,431**	**86,431**	52,550	52,550
Interest rate swap	–	–	30	30

Carrying amounts shown in the table are included in the consolidated balance sheet under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Mortgage Loans Receivable: The carrying amounts approximate fair value due to the recent issuance of the loans in November 2004.

Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.

Interest Rate Swap: The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from the counterparty. The interest rate swap is shown under either *Other Assets* or *Other Liabilities* on the consolidated balance sheet, depending on the settlement amount due to or from the counterparty at the respective balance sheet date.

Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt.

(18) SUBSEQUENT EVENTS

In January 2005, EastGroup acquired Arion Business Park in San Antonio, Texas for a purchase price of $40,000,000. As part of the acquisition price, EastGroup assumed the outstanding first mortgage balance of $20,500,000. This interest only, nonrecourse mortgage has a fixed rate of 5.99% and matures in December 2006. Arion is a master-planned business park containing 524,000 square feet in 14 industrial buildings and 15.5 acres of land for the future development of approximately 170,000 square feet.

Also in January 2005, the Company purchased 32 acres adjacent to its Southridge development in Orlando for $1,900,000. This additional land is expected to increase the eventual build-out of Southridge warehouses by 275,000 square feet to a total of over one million square feet. In February, the Company acquired 65.8 acres in Tampa for $4,739,000. This purchase represents all the remaining undeveloped industrial land in the Oak Creek Park in which EastGroup currently owns two buildings.

In February 2005, the Company sold Delp Distribution Center II (102,000 square feet) in Memphis, Tennessee for a net sales price of $2,085,000 with a gain of approximately $375,000.

Also, subsequent to December 31, 2004, the Company entered into a contract to purchase a two-building property (181,000 square feet) in Jacksonville, Florida for approximately $7,900,000. This acquisition is expected to close in late March 2005.

Tower Automotive, Inc. (Tower) filed for Chapter 11 reorganization on February 2, 2005. Tower, who leases 210,000 square feet from EastGroup under a lease expiring in December 2010, is current with their rental payments to EastGroup through March 2005. EastGroup has a recourse mortgage loan on the property for $10,620,000 as of December 31, 2004. Property net operating income for 2004 was $1,369,000, 2003 was $1,374,000 and 2002 was $420,000 (lease commenced in September 2002). Rental income due for 2005 is $1,389,000 with estimated property net operating income budgeted for 2005 of $1,372,000.

(19) RELATED PARTY TRANSACTIONS

EastGroup and Parkway Properties, Inc. equally share the services and expenses of the Company's Chairman of the Board of Directors. These services and expenses include rent for office and storage space, administrative costs, insurance benefits, and entertainment and travel expenses. EastGroup and Parkway each pay a separate salary to the Chairman.

EastGroup also leases 12,000 square feet of space for its executive offices in Jackson, Mississippi in a building owned by Parkway.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust (REIT): A company that owns and, in most cases, operates income-producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of a REIT are freely traded, usually on a major stock exchange. To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received and on any capital gains. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) determined in accordance with GAAP, excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight-Lining: The process of averaging the tenant's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight-line" rents.

Debt-to-Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month-to-month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Store Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting periods.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build-out of 10-25 percent.

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2005

DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10-K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 15, 2005

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DAVID H. HOSTER II
Chief Executive Officer
March 15, 2005

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

N. Keith McKey

N. KEITH MCKEY
Chief Financial Officer
March 15, 2005

SHAREHOLDERS INFORMATION

CORPORATE HEADQUARTERS	REGIONAL OFFICES		
300 One Jackson Place	7003 Presidents Drive	2200 East Camelback Road	4220 World Houston Parkway
188 East Capitol Street	Suite 800	Suite 210	Suite 170
Jackson, MS 39201	Orlando, FL 32809	Phoenix, AZ 85016	Houston, TX 77032
601-354-3555	407-251-7075	602-840-8600	281-987-7200
601-352-1441 fax	407-854-7167 fax	602-840-8602 fax	281-987-7207 fax
www.eastgroup.net			

REGISTRAR AND TRANSFER AGENT

Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:

EquiServe Trust Company, N.A.
Post Office Box 43069
Providence, RI 02940-3069
800-446-2617 (U.S. and Canada)
781-575-2723 (Outside U.S. and Canada)
800-952-9245/781-575-2692 (Hearing Impaired/Outside U.S. and Canada)
www.equiserve.com

DIVIDEND REINVESTMENT PLAN

EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

ANNUAL MEETING

The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Thursday, June 2, 2005, at the EastGroup offices in Jackson, Mississippi.

AUDITORS

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

www.eastgroup.net

LEGAL COUNSEL

Jaeckle Fleischmann & Mugel, LLP
Fleet Bank Building
Twelve Fountain Plaza
Buffalo, NY 14202

STOCK MARKET INFORMATION

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

MEMBER

NAREIT

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.



OFFICERS

(above, left to right)

N. KEITH MCKEY, CPA Executive Vice President, Chief Financial Officer, Secretary and Treasurer

BRUCE CORKERN, CPA Senior Vice President and Controller

BRENT W. WOOD Senior Vice President

DAVID H. HOSTER II President and Chief Executive Officer

WILLIAM D. PETSAS Senior Vice President

JOHN F. COLEMAN Senior Vice President

(below, left to right)

CORY C. COLLINS Vice President

MARY L. MCNAIR, CPA Vice President and Assistant Controller

CHRIS SEGREST Vice President

BILL GRAY, CPA Vice President

JANN W. PUCKETT Vice President

ANTHONY A. RUFRANO Vice President



DIRECTORS

D. PIKE ALOIAN New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc. **ALEXANDER G. ANAGNOS** New York, NY; Director since 1994; Financial Advisor with W.R. Family Associates **H.C. BAILEY, JR.** Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment) **HAYDEN C. EAVES III** Pasadena, CA; Director since 2002; Managing Director of IDS Real Estate Group; Private Real Estate Investor **FREDRIC H. GOULD** New York, NY; Director since 1998; General Partner, Gould Investors LP **DAVID H. HOSTER II** Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 **DAVID M. OSNOS** Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC **LELAND R. SPEED** Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.; Executive Director, Mississippi Development Authority



EastGroup Properties, Post Office Box 22728, Jackson, MS 39225-2728, www.eastgroup.net

